AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2007

1933 ACT REGISTRATION NO. 333-145632

1940 ACT REGISTRATION NO. 811-21988

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933 ☒
PRE-EFFECTIVE AMENDMENT NO. 1 ☒
POST-EFFECTIVE AMENDMENT NO. ☐

AND

REGISTRATION STATEMENT

UNDER
THE INVESTMENT COMPANY ACT OF 1940 ☐
POST-EFFECTIVE AMENDMENT NO. 4 ☒

(CHECK APPROPRIATE BOX OR BOXES)

PRIAC VARIABLE CONTRACT ACCOUNT A

(Exact Name of Registrant)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

(Name of Depositor)

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

(732) 482-6816

(Address and telephone number of depositor’s principal executive offices)

JOHN M. EWING

VICE PRESIDENT AND CORPORATE COUNSEL

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

200 WOOD AVENUE SOUTH

ISELIN, NJ 08830-2706

(Name and address of agent for service)

COPIES TO: THOMAS C. SCHIAFFO

VICE PRESIDENT AND CORPORATE COUNSEL

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

Approximate Date of Proposed Sale to the Public: December 3, 2007

Title of Securities Being Registered:

Interests in Group and Individual Variable Annuity Contracts

PRUDENTIAL RETIREMENT

SECURITY ANNUITY II

PROSPECTUS: December 3, 2007

This prospectus describes the Prudential Retirement Security Annuity II, a flexible premium deferred annuity (the “Annuity” or “Contract”) offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”, the “Company”, “we”, “our” or “us”) and the PRIAC Variable Contract Account A. The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. When offered as an interest in a group annuity, “Contract” or “Annuity” also means any certificate providing rights and benefits to a person designated in the certificate. This prospectus describes important features of the Annuity and what you should consider before purchasing the Annuity. The Annuity or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations. For more information about variations applicable to your state, please refer to your Contract.

The Annuity is sold by PRIAC to retirement plans and accounts qualifying for federal tax benefits under sections 401,
403(b), 403(c), 408 or 457 of the Internal Revenue Code of 1986, as amended (the “Code”) and certain non-qualified deferred compensation arrangements. We may require the custodian of any Individual Retirement Account, within the meaning of section 408 of the Code, (“IRA”), be our designated affiliate. Eligible investors may contribute Purchase Payments to the Annuity subject to our underwriting guidelines and the Code.

Certain fees and expenses for the Annuity differ based upon the type of retirement plan it funds. Currently, the Annuity is available to fund the following plan types:

•	Plan Type A: An IRA initially funded by a rollover transaction from an employment based retirement plan or arrangement administered by PRIAC or its affiliate(s).
•	Plan Type B: An IRA initially funded by a rollover transaction from other than an employment based retirement plan or arrangement administered by PRIAC or its affiliate(s).
•	Plan Type C: An employment based retirement plan or arrangement.

Prudential Retirement Security Annuity II is not available for the transfer or conversion of Prudential IncomeFlex guarantees or investments accumulated under a qualified retirement plan sponsored by your employer or union that offers an in plan Prudential IncomeFlex benefit.

If you are purchasing the Annuity as a replacement for existing variable annuity or variable life coverage, you should consider, among other things, any surrender or penalty charges you may incur when replacing your existing coverage. Before purchasing this Annuity, you also should consider whether its features and benefits meet your needs and goals. In particular, you should consider the relative features, benefits and costs of this Annuity compared with those in your retirement plan or elsewhere before transferring assets to this Annuity. PRIAC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

The Funds

The Annuity offers a variety of Variable Investment Options, each a sub-account of the PRIAC Variable Contract Account A, that invests in an underlying mutual fund portfolio. Currently, each sub-account invests in one of the following portfolios of the Advanced Series Trust: AST Capital Growth Asset Allocation Portfolio, AST Balanced Asset Allocation Portfolio, AST Conservative Asset Allocation Portfolio, and the AST Preservation Asset Allocation Portfolio. A sub-account may also invest in the AST Money Market Portfolio on a temporary basis pending receipt of allocation instructions in connection with enrolling in Plan Type C. This money market portfolio is not otherwise available for transfers or allocations.

Please Read this Prospectus

Please read this prospectus before purchasing the Annuity and keep it for future reference. The accompanying prospectuses for the underlying mutual funds contain important information about the mutual funds. When you invest in a Variable Investment Option, you should read the underlying mutual fund prospectus and keep it for future reference.

To Learn More About Prudential Retirement Security Annuity II

To learn more about the Prudential Retirement Security Annuity II, you can request a copy of the Statement of Additional Information (SAI) dated December 3, 2007. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. PRIAC may also file other reports with the SEC. All of these filings can be reviewed and copied at the SEC’s offices, and can also be obtained from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. (See SEC file number 333-145632). You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the Prudential Retirement Security Annuity II SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is set forth in Section 10 of this prospectus.

For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

The SEC has not determined that this Contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise. Investment in a variable annuity contract is subject to risk, including the possible loss of your money. An investment in the Annuity is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Part I Summary

Prudential Retirement Security Annuity II Prospectus

Glossary

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the Contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. Certain terms within this prospectus are described within the text where they appear. The descriptions of those terms may not be repeated in this glossary.

ACCUMULATION PHASE

The period that begins with the Contract Date (which we define below) and ends on your Annuity Date (defined below), or earlier if the Contract is terminated through a full withdrawal or payment of a Death Benefit.

ADJUSTED CONTRACT VALUE

When you begin receiving Annuity Payments, the value of your Contract minus any charge we impose for premium taxes.

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

Under the terms of the Prudential IncomeFlex Benefit, an amount that you may withdraw each Birthday Year as long as you live (if the optional Prudential IncomeFlex Spousal Benefit is elected, then until the last to die of you and your spouse). The annual income amount is set initially as a percentage of the Protected Income Base, but will be adjusted to reflect subsequent Purchase Payments, Excess Withdrawals and any Step-Up.

ANNUITANT

The person whose life determines the amount of Annuity Payments that will be paid.

ANNUITY DATE

The date you elect to begin Annuity Payments (annuitization). We define Annuity Payments below.

ANNUITY OPTIONS

Options under the Contract that define the frequency and duration of Annuity Payments. In your Contract, we also refer to these as payout Annuity Options. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase”.

ANNUITY PAYMENTS

Payments made on or after your Annuity Date in accordance with the Annuity Option you select. Annuity Payments under the payout or Annuity Options are not withdrawals, including withdrawals under the Prudential IncomeFlex Benefit. See Section 5, “Withdrawals With The Prudential IncomeFlex Benefit” for more information about guaranteed withdrawals.

ANNUITY PHASE

The period that begins with the Annuity Date and ends when there are no further Annuity Payments due under the annuity option you select.

BENEFICIARY

The person(s) or entity you have chosen to receive the Death Benefit.

BIRTHDAY

Each anniversary of your date of birth. If this date is not a Business Day, then the Birthday will be the last Business Day immediately preceding the anniversary of your date of birth.

BIRTHDAY YEAR

Each year beginning on the Birthday and ending on the last Business Day preceding the next Birthday.

BUSINESS DAY

A day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time.) Our Business Day may close earlier than 4:00 p.m. Eastern Time, for example, if regular trading on the New York Stock Exchange closes early.

CODE

The Internal Revenue Code of 1986, as amended.

CONTRACT DATE

The date we accept your initial Purchase Payment and all necessary paperwork in Good Order at the Prudential Retirement Service Center. Contract anniversaries are

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Glossary continued

measured from the Contract Date. A Contract year starts on the Contract Date or on a Contract anniversary.

CONTRACT OWNER, OWNER OR YOU

The person entitled to the ownership rights under the Contract. With an annuity issued as a certificate under a group annuity contract, the person designated in the certificate as having the rights and benefits in the certificate. See definition of Plan Contract Holder below, with respect to group annuity contract holders in connection with Plan Type C.

CONTRACT VALUE

The total value of your Contract, equal to the sum of the values of your investment in each investment option. Your Contract Value will go up or down based on the performance of the investment options.

DEATH BENEFIT

If a Death Benefit is payable, the Beneficiary you designate will receive the Contract Value. See Section 4, “What Is The Death Benefit?”

EXCESS WITHDRAWALS

Withdrawals in each Birthday Year in excess of the Annual Guaranteed Withdrawal Amount. Each Excess Withdrawal reduces your Annual Guaranteed Withdrawal Amount in the same proportion as the Contract Value was reduced by the Excess Withdrawal. See Section 5, “What Is The Prudential IncomeFlex Benefit?”

GOOD ORDER

An instruction received at the Prudential Retirement Service Center, utilizing such forms, signatures and dating, as we require, which is sufficiently clear that we do not need to exercise any discretion to follow such instructions.

GUARANTEED WITHDRAWAL PERCENTAGE

The percentage of the Protected Income Base used to determine the Annual Guaranteed Withdrawal Amount. This percentage generally equals 5% if you attained age 65 at the time you lock in your guaranteed withdrawals, or 4% if you did not attain age 65. If you elect the Spousal Benefit, then the age of the younger of you and your spouse would be used to determine this percentage.

HIGHEST BIRTHDAY VALUE

For purposes of determining the Protected Income Base, the highest Contract Value attained on the last Business Day immediately prior to each Birthday until you attain (or would have attained) age 70. This value is adjusted for withdrawals and subsequent contributions. See Section 5, “What Is The Prudential IncomeFlex Benefit?”.

INDIVIDUAL RETIREMENT ACCOUNT

Individual Retirement Account within the meaning of Section 408 of the Code. We may require that the custodian of the IRA funded by the annuity be our designated affiliate. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the Contract must be issued to a custodial account established as an IRA.

LOCK-IN DATE

The date you elect to lock in your Annual Guaranteed Withdrawal Amount under this Annuity. You must attain age 55 to select a Lock-In Date (both you and your spouse must attain age 55 to select a Lock-In Date for the Prudential IncomeFlex Spousal Benefit).

PARTICIPANT

A Participant in a retirement plan or arrangement within the meaning of Plan Type C.

PLAN CONTRACT HOLDER

The employer, trust or association to which a group annuity contract has been issued when the annuity is used to fund Plan Type C.

PLAN TYPE A

A custodial account established as an IRA when it holds an annuity initially funded by a rollover transaction from a Prudential Administered Plan.

PLAN TYPE B

A custodial account established as an IRA that is not within the meaning of Plan Type A.

PLAN TYPE C

An employment based retirement plan or arrangement qualifying for favorable tax treatment under the Code and certain non-qualified deferred compensation arrangements. For example, this would include retirement plans qualifying for tax benefits under sections 401(a), 403(b) or 457 of the Code.

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PRUDENTIAL ADMINISTERED PLAN

An employment based retirement plan or arrangement administered by PRIAC or its affiliate(s).

PRUDENTIAL INCOMEFLEX BENEFIT OR INCOMEFLEX BENEFIT

A standard feature of the Annuity that guarantees your ability to withdraw a percentage of an initial notional value called the Protected Income Base for your life if certain conditions are satisfied. A charge for this guarantee is deducted from the value of your investment options.

PRUDENTIAL INCOMEFLEX SPOUSAL BENEFIT OR SPOUSAL BENEFIT

An optional version of the Prudential IncomeFlex Benefit available for an additional charge. If elected and certain conditions are satisfied, then the Spousal Benefit extends guaranteed withdrawals until the last to die of you and your spouse.

PROTECTED INCOME BASE

The Protected Income Base is used to determine the Annual Guaranteed Withdrawal Amount. Your Protected Income Base is equal to the greatest of: (A) the Roll-Up Value; (B) the Highest Birthday Value; and (C) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date).

PRUDENTIAL RETIREMENT SERVICE CENTER

For general correspondence or express overnight mail: Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. The phone number is (877) 778-2100. Prudential’s Web site is www.prudential.com.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the Contract. Generally, subject to limits of the Code and, if applicable, your plan, you can make additional Purchase Payments at any time during the Accumulation Phase.

ROLL-UP VALUE

For purposes of determining the Protected Income Base, your initial Purchase Payment, growing 5% per year, plus subsequent Purchase Payments growing 5% per year, until you attain (or would have attained) age 70. This value is adjusted for withdrawals. Please see Section 5, “What Is The Prudential IncomeFlex Benefit?”

SEPARATE ACCOUNT

Purchase Payments allocated to the Variable Investment Options are held by us in a separate account called PRIAC Variable Contract Account A. The Separate Account is set apart from all of the general assets of PRIAC.

STATEMENT OF ADDITIONAL INFORMATION

A document containing certain additional information about the Prudential Retirement Security Annuity II. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

STEP-UP VALUE OR STEP UP

5% of the Contract Value (4% of the Contract Value if your Guaranteed Withdrawal Percentage is 4%) as of the last Business Day immediately prior to each Birthday following the Lock-In Date.

TAX DEFERRAL

This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your Contract earnings until you take money out of your Contract. You should be aware that this Annuity generally will be held in a tax favored plan (an employment based retirement plan or Individual Retirement Account), which already provides Tax Deferral regardless of whether it invests in annuity contracts. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity II Contract?”

VARIABLE INVESTMENT OPTION

When you choose a Variable Investment Option, we purchase shares of the underlying mutual fund that are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of PRIAC that invests in a particular mutual fund is referred to in your Contract as a sub-account.

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Summary Of Contract Expenses

The purpose of this summary is to help you to understand the costs you will pay for the Prudential Retirement Security Annuity II. The following tables describe the fees and expenses you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses you will pay when you buy the Contract, surrender the Contract, or transfer cash value between investment options.

Unless otherwise specified, fees and expense apply to all plan types (Plan Type A, Plan Type B and Plan Type C).

For more detailed information, including additional information about current and maximum charges, see Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity II?” The accompanying individual mutual fund prospectuses contain detailed expense information about the underlying mutual funds.

CONTRACT OWNER TRANSACTION EXPENSES

Maximum Withdrawal Charge[1]
AS A PERCENTAGE OF PURCHASE PAYMENTS WITHDRAWN

Completed Years Elapsed Since Contract Date	Plan Type A	Plan Type B	Plan Type C
0 years	0%	7%	0%
1 year	0%	6%	0%
2 years	0%	5%	0%
3 years	0%	4%	0%
4 years	0%	3%	0%
5 years	0%	2%	0%
6 years	0%	1%	0%
7 or more years	0%	0%	0%

Transfer Fee[2]	Current	Maximum
Each transfer after 12 in a Contract year[1]	$0	$30

Charge for Premium Tax Imposed On Us By Certain States/Jurisdictions[3]
As a Percentage of Contract Value		0% to 3.5%

1 Withdrawal Charges are assessed as a percentage of each applicable Purchase Payment and deducted upon surrender or withdrawal.

2 Currently, we do not impose a transfer fee. As shown in the table, we may begin to charge a transfer fee up to a maximum of $30 for each transfer.

3 For additional information see Taxes Attributable to Premium in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity II?”

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The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.

PERIODIC ACCOUNT EXPENSES

Annual Contract Fee[4]	Current	Maximum
	$0	$150

Insurance and Administrative Expenses
AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE SUB-ACCOUNTS

	Plan Type A		Plan Type B		Plan Type C5
	Current	Maximum	Current	Maximum	Current	Maximum
Insurance and Administrative Charge[6]	0.50%	1.60%	0.50%	1.60%	0.50%	1.60%
Base IncomeFlex Benefit[7]	0.95%	1.45%	0.95%	1.45%	0.95%	1.45%
Optional Spousal IncomeFlex Benefit[8]	0.50%	0.60%	0.50%	0.60%	0.50%	0.60%
Total Annual Charge with Base IncomeFlex Benefit[9]	1.45%	3.05%	1.45%	3.05%	1.45%	3.05%
Total Annual Charge with Optional Spousal IncomeFlex Benefit[10]	1.95%	3.65%	1.95%	3.65%	1.95%	3.65%

4 Currently, we waive this fee. As shown in the table, we can increase this fee in the future up to a maximum of $150, but we have no current intention to do so.

5 We may reduce stated fees under particular contracts issued to fund Plan Type C as to which, due to economies of scale and other factors, our administrative costs are reduced.

6 As shown in the table, we can increase this charge up to a maximum of 1.60%, but we have no current intention to do so. Any increase in this charge would apply immediately to the daily value of the contract. We will give you written notice before increasing this charge.

7 As shown in the table, we can increase this charge up to a maximum of 1.45%, but we have no current intention to do so. Any increase in this charge would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. We will give you written notice before increasing this charge.

8 As shown in the table, we can increase this charge up to a maximum of 0.60%, but we have no current intention to do so. Any increase in this charge would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. We will give you written notice before increasing this charge.

9 The total annual charge is the sum of the insurance and administrative charge and the charge for the base IncomeFlex Benefit.

10 The total annual charge is the sum of the insurance and administrative charge, the base IncomeFlex charge, and the additional charge for the optional IncomeFlex Spousal Benefit.

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Summary Of Contract Expenses continued

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the minimum and maximum total operating expenses (expenses that are deducted from underlying mutual fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses) charged by the underlying mutual funds that you may pay periodically during the time that you own the Contract. More detail on each underlying mutual fund’s fees and expenses is contained below and in that fund’s prospectus. The minimum and maximum total operating expenses depicted below are based on historical fund expenses for the year ended December 31, 2006. Fund expenses are not fixed or guaranteed by the Prudential Retirement Security Annuity II Contract, and may vary from year to year.

	MINIMUM*	MAXIMUM
Total Annual Underlying Mutual Fund Operating Expenses	1.05%*	1.12%

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES

ANNUAL PORTFOLIO OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM PORTFOLIO ASSETS, IN %)

	Shareholder Fees (fees paid directly from your investment)	Management Fees	Distribution (12b-1) Fees	Other Expenses	Acquired Portfolio Fees & Expenses[1]	Total Annual Portfolio Operating Expenses
AST Capital Growth Asset Allocation	None	0.15%	None	0.02%	0.95%	1.12%
AST Balanced Asset Allocation	None	0.15%	None	0.02%	0.90%	1.07%
AST Conservative Asset Allocation	None	0.15%	None	0.04%	0.89%	1.08%
AST Preservation Asset Allocation	None	0.15%	None	0.08%	0.82%	1.05%
AST Money Market**	None	0.50%	None	0.11%	–	0.61%

* This minimum does not reflect the operating expense of the AST Money Market Portfolio which is not available for allocations or transfers. It is available only to hold funds on a temporary basis pending Good Order instructions in connection with an initial enrollment in Plan Type C. If the AST Money Market was reflected, the minimum stated would be 0.61%.

** The AST Money Market Portfolio is not available for allocations or transfers. It is available only to hold funds on a temporary basis pending Good Order instructions in connection with an initial enrollment in Plan Type C. Effective July 1, 2007, the AST Money Market Portfolio has an expense cap of 0.56%. This expense cap may be discontinued or otherwise modified at anytime.

1 Each Portfolio invests in shares of other Portfolios of the Fund (the Acquired Portfolios). In addition, each Portfolio may invest otherwise uninvested cash in the Dryden Core Investment Fund (Money Market and/or Short-Term Bond Series).

Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios and/or Dryden Core Investment Fund. The expenses shown in the column “Acquired Portfolio Fees and Expenses” represent a weighted average of the expense ratios of the Acquired Portfolios and/or Dryden Core Investment Fund, in which the Portfolios invested during the year ended December 31, 2006. The Portfolios do not pay any transaction fees when they purchase and redeem shares of the Acquired Portfolios.

Where “Acquired Portfolio Fees and Expenses” are less than 0.01%, such expenses are included in the column titled “Other Expenses.” This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables of the respective Portfolios.

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Expense Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum fees and expenses of any of the mutual funds, which do not reflect any expense reimbursements or waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as indicated in the tables that follow.

Example 1: Optional Spousal Prudential IncomeFlex Benefit (Plan Type B)

This example assumes that:

•	You invest $10,000 in Prudential Retirement Security Annuity II funding Plan Type B;
•	You choose the optional Prudential IncomeFlex Spousal Benefit;
•	You allocate all of your assets to the Variable Investment Option having the maximum total operating expenses;
•	Your investment has a 5% return each year; and
•	The mutual fund’s total operating expenses remain the same each year.

Example 2: Base Single Life Prudential IncomeFlex Benefit (Plan Type B)

This example assumes that:

•	You invest $10,000 in Prudential Retirement Security Annuity II funding Plan Type B;
•	You have the base Prudential IncomeFlex Benefit;
•	You allocate all of your assets to the Variable Investment Option having the maximum total operating expenses;
•	Your investment has a 5% return each year; and
•	The mutual fund’s total operating expenses remain the same each year.

EXPENSES WITH OPTIONAL INCOMEFLEX SPOUSAL BENEFIT (Plan Type B)

EXAMPLE 1:
(a) If you surrender the Contract at the end of the applicable time period.
1 YR	3 YRS
$1,323	$2,345
(b) If you annuitize or remain invested in the Contract at the end of the applicable time period.
1 YR	3 YRS
$623	$1,845

Notes for All Expense Examples:

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. Premium taxes are not reflected in these examples. Depending on the state you live in, a charge for premium taxes may apply. Your actual fees will vary based on the amount of your Contract and your specific allocation(s). These examples do not reflect minimum initial Purchase Payment requirements. Please see Section 6, “How Can I Purchase The Prudential Retirement Security Annuity II?”

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Expense Examples continued

EXPENSES WITH BASE SINGLE LIFE INCOMEFLEX BENEFIT (Plan Type B)

EXAMPLE 2:
(a) If you surrender the Contract at the end of the applicable time period.
1 YR	3 YRS
$1,265	$2,184
(b) If you annuitize or remain invested in the Contract at the end of the applicable time period.
1 YR	3 YRS
$565	$1,684

Example 3: Optional Spousal Prudential IncomeFlex Benefit (Plan Type A or Plan Type C)

This example assumes that:

•	You invest $10,000 in Prudential Retirement Security Annuity II funding Plan Type A or a Plan Type C;
•	You choose the optional Prudential IncomeFlex Spousal Benefit;
•	You allocate all of your assets to the Variable Investment Option having the maximum total operating expenses;
•	Your investment has a 5% return each year; and
•	The mutual fund’s total operating expenses remain the same each year.

Example 4: Base Single Life Prudential IncomeFlex Benefit (Plan Type A or Plan Type C)

This example assumes that:

•	You invest $10,000 in Prudential Retirement Security Annuity II funding Plan Type A or Plan Type C;
•	You have the base Prudential IncomeFlex Benefit;
•	You allocate all of your assets to the Variable Investment Option having the maximum total operating expenses;
•	Your investment has a 5% return each year; and
•	The mutual fund’s total operating expenses remain the same each year.

Because a Contract funding Plan Type A or Plan Type C has no withdrawal charges, your costs are not impacted by whether or not you choose to make withdrawals. Your actual costs may be higher or lower, but below are examples of what your costs would be based on these assumptions.

EXPENSES WITH OPTIONAL INCOMEFLEX SPOUSAL BENEFIT (Plan Type A or Plan Type C)

EXAMPLE 3:
1 YR	3 YRS
$623	$1,845

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EXPENSES WITH BASE SINGLE LIFE INCOMEFLEX BENEFIT (Plan Type A or Plan Type C)

EXAMPLE 4:
1 YR	3 YRS
$565	$1,684

FINANCIAL STATEMENTS

The financial statements of PRIAC are included in the Statement of Additional Information. The Separate Account had not commenced operations or engaged in any financial transactions as of December 31, 2006, and therefore Separate Account financial statements are not included in the Statement of Additional Information. For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

A table of accumulation unit values has not been included because accumulation units were not offered for sale prior to December 3, 2007.

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Summary For Sections 1–10

For a more complete discussion of the following topics, see the corresponding section in Part II of the prospectus.

SECTION 1

What Is The Prudential Retirement Security Annuity II?

The Prudential Retirement Security Annuity II is a variable annuity contract issued by PRIAC. The Contract may be used to fund retirement plans or accounts qualifying for federal tax benefits under sections 401, 403(b), 403(c), 408 or 457 of the Code and certain non-qualified deferred compensation arrangements. These plans include custodial accounts established as IRAs and certain employment based retirement plans and arrangements. The Contract features Variable Investment Options, certain withdrawal and annuity benefits and a Death Benefit. The Contract is intended for retirement savings or other long-term investment purposes.

For Plan Types A and B, the Contracts may be offered as individual contracts or interests in a group annuity. For Plan Type C, group annuity contracts are typically issued to Plan Contract Holders. The Plan Contract Holders then makes contributions to the Contract on behalf of eligible employees or members, which may include payroll deductions or similar agreements with the Plan Contract Holder as permitted by the retirement arrangement.

The Variable Investment Options available under the Contract offer the opportunity for a favorable return that can increase your Contract Value. However, this is NOT guaranteed. It is possible, due to market changes, that your Contract Value may decrease.

You can invest your money in any or all of the available Variable Investment Options. With certain restrictions, you may also transfer assets among the Variable Investment Options. Note that the AST Money Market Portfolio is used only for temporary investments pending receipt of investment instructions in Good Order for an initial enrollment in Plan Type C. The AST Money Market Portfolio is not available for transfers or allocations.

The Contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, any earnings grow on a tax-deferred basis and are generally taxed as income only when you make withdrawals, including withdrawals under the Prudential IncomeFlex Benefit. The Annuity Phase starts when you begin receiving Annuity Payments from your Contract. The amount of money you are able to accumulate in your Contract during the Accumulation Phase will help determine the amount you will receive during the Annuity Phase. Other factors will affect the amount of your payments, such as age, gender and the payout option you select.

We may amend the Contract as permitted by law. For example, we may add new features to the Contract. Subject to applicable law, we determine whether or not to make such Contract amendments available to Contracts that already have been issued.

If you change your mind about owning the Prudential Retirement Security Annuity II (Plan Type A, Plan Type B or Plan Type C), you may cancel your Contract within 10 days after receiving it (or whatever period is required by applicable law). You can request a refund by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally, you will receive a refund equal to your Contract Value (plus the amount of any fees or other charges) as of the date you surrendered your Contract less applicable federal and state income tax withholding (or whatever amount is required by applicable law). This cancellation privilege may not be available for certain employment based retirement arrangements (Plan Type C). In addition to this cancellation right under the Contract, note that any Individual Retirement Account this Annuity funds may separately provide an unconditional refund period. Please refer to your Individual Retirement Account documents for more information.

SECTION 2

What Investment Options Can I Choose?

You can invest your money in one or more of four Variable Investment Options. The Variable Investment Options are classified according to their investment

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style, and to assist you in evaluating these options a brief description of each portfolio’s investment objective and key policies is set forth in Section 2. For Plan Type C, your funds may be held in a money market portfolio pending receipt of your initial enrollment instructions. This money market portfolio is not otherwise available for investment.

Depending upon market conditions, you may earn or lose money in any of these options. Your Contract Value will fluctuate with the investment performance of the mutual fund portfolios underlying the Variable Investment Options you choose. Past performance is not a guarantee of future results.

SECTION 3

What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

During the Annuity Phase, commonly called “annuitization,” you may choose from several annuity payment options, including guaranteed payments for life. Once you begin receiving regular Annuity Payments, you generally cannot change your payment plan.

Note that during the Accumulation Phase, the Prudential IncomeFlex Benefit (discussed in Section 5) also provides guaranteed minimum income protection for your life in the form of guaranteed withdrawals. These guaranteed withdrawals do not require annuitization.

SECTION 4

What Is The Death Benefit?

If the owner dies before the Annuity Phase of the Contract begins, the person(s) or entity chosen as Beneficiary generally will receive the Contract Value. Certain retirement arrangements (Plan Type C) may require payment of the Death Benefit in the form of a “qualified pre-retirement survivor annuity” or other payment method. In addition, a surviving spouse may be eligible to continue this Contract and the Prudential IncomeFlex Spousal Benefit. See Section 5, “What Is The Prudential IncomeFlex® Benefit?”

SECTION 5

What Is The Prudential IncomeFlex® Benefit?

The Prudential IncomeFlex Benefit guarantees your ability to withdraw a designated amount from the Annuity annually, subject to our rules regarding the timing and amount of withdrawals. This Annual Guaranteed Withdrawal Amount is equal to a percentage of an initial notional value (called the “Protected Income Base”), regardless of the impact of market performance on your actual Contract Value. This benefit is designed to provide an annual withdrawal amount for life. You must attain age 55 before starting Prudential IncomeFlex guaranteed withdrawals (both you and your spouse must attain age 55 to begin guaranteed withdrawals with the Spousal Benefit).

Prudential IncomeFlex is a standard feature of the Annuity that applies to the Annuitant automatically. The Spousal Benefit is optional and may be elected for an additional charge. See the Summary of Contract Expenses and Section 7 for additional information about the fees for the Prudential IncomeFlex Benefit.

SECTION 6

How Can I Purchase The Prudential Retirement Security Annuity II?

The Contract is available only to fund retirement plans and accounts qualifying for favorable tax treatment under the Code and certain non-qualified deferred compensation plans. Eligible plans include Plan Type A, Plan Type B and Plan Type C. Investors in Plan Type A and B may purchase this Contract, unless we agree otherwise and subject to our rules, with a minimum initial Purchase Payment of $20,000. This minimum initial purchase requirement does not apply to Plan Type C.

You must get our prior approval for any initial and additional Purchase Payment of $1 million or more, unless we are prohibited under applicable law from insisting on such prior approval. Generally, subject to the Code and/or the terms of your retirement arrangement, you can make additional Purchase Payments at any time during the Accumulation Phase of the Contract.

Absent our prior approval, we also temporarily suspend the right to make certain additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date.

Currently, we require that you be at least age 50 and not older than age 85 as of the Contract Date.

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Summary For Sections 1–10 continued

SECTION 7

What Are The Expenses Associated With The Prudential Retirement Security Annuity II?

The Contract has insurance features and investment features, and there are costs related to each. These charges may differ based upon plan type.

•	Contract Charge: Each year we may impose a Contract maintenance charge of up to $150.00. This charge may vary by plan type.
•

Insurance and Administrative Charge: We impose an asset-based charge to cover expenses and certain insurance risks. The amount of the charge varies by plan type. We deduct this charge daily from the net asset value of the Variable Investment Options.

•	Withdrawal Charge: We may impose a withdrawal charge if you surrender or take a withdrawal from your Contract. The amount and period of the withdrawal charge varies by plan type.
•

Prudential IncomeFlex Charge: We impose an asset-based charge for the Prudential IncomeFlex Benefit (see Section 5, “What is the Prudential IncomeFlex Benefit?”). This charge compensates us for the costs and risks we assume in providing the benefit. The amount of the charge may vary by plan type and whether you choose the Spousal Benefit. We deduct this charge daily from the net asset value of the Variable Investment Options.

•	Fund Expenses: You will bear the expenses associated with the underlying mutual funds that are deducted from the underlying funds’ assets.

For more information, including details about other possible charges under the Contract, see “Summary Of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity II?”

SECTION 8

How Can I Access My Money?

•

Plan Types A and B: You generally may withdraw money at any time during the Accumulation Phase. You may, however, be subject to income tax. If you make a withdrawal prior to age 59 1/2, you also may be subject to an additional tax penalty.

•

Plan Type C: You may withdraw money subject to any restrictions imposed by the Code and your retirement arrangement. For example, certain retirement arrangements may permit withdrawals only upon earlier of severance from employment, death, disability, attaining a minimum age or the happening of an unforeseeable emergency.

This Contract provides an insurance benefit, called Prudential IncomeFlex, under which we guarantee that certain amounts will be available to you for withdrawal, regardless of market-related declines in your Contract Value. You are not required to withdraw these guaranteed amounts.

SECTION 9

What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity II?

This Contract is offered to fund certain Individual Retirement Accounts and employment based retirement plans.

Plan Type A and Plan Type B: Generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. Because this Contract is issued as a nonqualified annuity, the Contract must be issued to a custodial account established as an IRA. Generally, all amounts withdrawn from IRAs (excluding qualified distributions from Roth IRAs) are taxable and subject to a 10% penalty if withdrawn prior to age 59 1/2. Currently, this Contract is not available to fund Roth IRAs.

Plan Type C: Generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. In some cases, the tax on lump sum distributions may be limited by special income averaging rules. Premature withdrawals may be prohibited or subject to a penalty tax. The effect of federal taxation depends largely upon the type of retirement plan, so we can provide only a generalized description. You should consult with your tax advisor for more specific information about the tax treatment of your plan withdrawals.

SECTION 10

Other Information

This Contract is issued by Prudential Retirement Insurance and Annuity Company, a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract is sold through registered representatives of affiliated and unaffiliated broker/dealers.

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PRUDENTIAL RETIREMENT SECURITY ANNUITY II PROSPECTUS    SUMMARY

Part II Sections 1–10

Prudential Retirement Security Annuity II Prospectus

1:

What Is The Prudential Retirement

Security Annuity II?

The Prudential Retirement Security Annuity II is a variable annuity contract issued by PRIAC. Under your Contract, in exchange for your payment to us, we promise to pay you a guaranteed stream of payments upon annuitization that can begin any time after the first Contract anniversary. Your Annuity is in the Accumulation Phase until you decide to begin receiving these Annuity Payments. The date you elect to begin receiving Annuity Payments is the Annuity Date. On the Annuity Date, your Contract switches to the Annuity Phase. The Contract also permits you to make guaranteed withdrawals during the Accumulation Phase. See Section 5, “What is the Prudential IncomeFlex® Benefit?”, for further details. These withdrawals are different than Annuity Payments.

Annuity contracts generally benefit from Tax Deferral when sold outside a tax-favored plan (these annuity contracts are generally referred to as non-qualified annuities). Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you withdraw money from your Contract. This Annuity is offered to fund certain Individual Retirement Accounts and employment based retirement plans, which generally provide Tax Deferral without investing in an annuity contract. In other words, you need not purchase this Contract to gain the preferential tax treatment provided by your IRA or retirement plan. Therefore, before purchasing this Annuity, you should consider whether its features and benefits beyond Tax Deferral, including the income and Death Benefits, meet your needs and goals. You should consider the relative features, benefits and costs of this Annuity compared with any other investments or benefits available through your retirement plan or elsewhere.

The Prudential Retirement Security Annuity II is a variable annuity contract. This means that during the Accumulation Phase, you can allocate your assets among the available Variable Investment Options. The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the investment performance of the underlying mutual fund associated with that Variable Investment Option. Because the underlying mutual funds’ portfolios fluctuate in value depending upon market conditions, your Contract Value can either increase or decrease. This is important, since the amount of the Annuity Payments you receive during the Annuity Phase depends upon the value of your Contract at the time you begin receiving payments.

Except as described below for Plan Type C, as the owner of the Contract you generally have all of the decision-making rights under the Contract. You will also be the Annuitant. The Annuitant is the person who receives the Annuity Payments when the Annuity Phase begins. The Annuitant is also the person whose life is used to determine the amount of these payments and how long (if applicable) the payments will continue once the Annuity Phase begins. On or after the Annuity Date, the Annuitant may not be changed.

For Contracts funding Plan Type C, a group annuity contract is issued to a Plan Contract Holder. By notifying us, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement arrangement and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex guarantees. Even though the Contract was issued to a Plan Contract Holder, the Contracts generally provide that Participants will have the rights and interests under the Annuity that are described in this prospectus. When a Contract is used to fund a non-qualified deferred compensation plan established by a tax-exempt entity under Code section 457, the employee has no rights or interests under the Contract, except as provided in the employer’s plan. This may also be true with respect to certain non-qualified annuity arrangements. A particular plan, even if it is not a deferred compensation plan, may limit a Participant’s exercise of certain rights under the Contract. A Participant should review the provisions of their employer’s plan or arrangement to identify and consider any such limitations.

The Beneficiary is the person(s) or entity you designate to receive any Death Benefit. Subject to any restrictions imposed by the Code or your retirement arrangement, you may change the Beneficiary any time

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prior to the Annuity Date by making a written request to us. The optional Prudential IncomeFlex Spousal Benefit requires your spouse to be both your spouse and Beneficiary when you elect the benefit and when you die. See Section 5, “What is the Prudential IncomeFlex Benefit?”

SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”

If you change your mind about owning the Prudential Retirement Security Annuity II (Plan Type A, Plan Type B or Plan Type C), you may cancel your Contract within 10 days after receiving it (or whatever period is required by applicable law). You can request a refund by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally, you will receive a refund equal to your Contract Value (plus the amount of any fees or other charges) as of the date you surrendered your Contract less applicable federal and state income tax withholding (or whatever amount is required by applicable law). This cancellation privilege may not be available for certain employment based retirement arrangements (Plan Type C). In addition to this cancellation right under the Contract, note that any Individual Retirement Account this Annuity funds may separately provide an unconditional refund period. Please refer to your Individual Retirement Account documents for more information.

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PRUDENTIAL RETIREMENT SECURITY ANNUITY II PROSPECTUS    SECTIONS 1–10

2:

What Investment Options

Can I Choose?

The Contract gives you the choice of allocating your Purchase Payments to any of four Variable Investment Options.

The Variable Investment Options invest in selected portfolios of the Advanced Series Trust, which is a mutual fund. The Advanced Series Trust sells shares to both variable annuity and variable life insurance separate accounts of different insurance companies, which could create the kinds of conflicts that are described in more detail in the current prospectus for the underlying mutual fund. The accompanying current prospectuses for the Advanced Series Trust portfolios available in your Contract also contain important information about each of the underlying mutual funds in which your Variable Investment Options invest. There are deductions from and expenses paid out of the assets of the portfolios that are described in the accompanying prospectuses for these portfolios. When you invest in a Variable Investment Option funded by a mutual fund, you should read the mutual fund prospectus and keep it for future reference. For additional copies of the current underlying fund prospectuses please call (877) 778-2100 or write us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

VARIABLE INVESTMENT OPTIONS

The following chart classifies each of the portfolios based on our assessment of their investment style (as of the date of this prospectus). The chart also lists each portfolio’s investment objective and a short, summary description of their investment policies to assist you in determining which portfolios may be of interest to you. There is no guarantee that any portfolio will meet its investment objective and you could lose money. The name of the adviser for each portfolio appears next to the description.

The portfolios of the Advanced Series Trust are co-managed by Prudential Investments LLC and AST Investment Services, Incorporated, which are both indirect, wholly-owned subsidiaries of Prudential Financial, Inc. and affiliates of The Prudential Insurance Company of America and PRIAC. Prudential Investment Management, Inc. (PIM) serves as sub-adviser for the AST Money Market Portfolio. PIM is a wholly owned subsidiary of Prudential Financial, Inc.

A fund or portfolio may have a similar name or an investment objective and investment policies resembling those of a mutual fund managed by the same investment adviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such fund or portfolio will resemble that of the publicly available mutual fund.

PRIAC has entered into agreements with certain underlying portfolios and/or the investment adviser or distributor of such portfolios. PRIAC may provide administrative and support services to such portfolios pursuant to the terms of these agreements and under which it receives a fee of up to 0.10% annually (as of May 1, 2007) of the average assets allocated to the portfolio under the Contract. These agreements, including the fees paid and services provided, can vary for each underlying mutual fund whose portfolios are offered as sub-accounts.

In addition, the investment adviser, sub-adviser or distributor of the underlying portfolios may also compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Contract. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker/dealer firms’ registered representatives, plan sponsors and Participants, and creating marketing material discussing the Contract and the available options.

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PRUDENTIAL RETIREMENT SECURITY ANNUITY II PROSPECTUS    SECTIONS 1–10

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER

ADVANCED SERIES TRUST
Asset Allocation/ Balanced	AST Balanced Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. The Portfolio seeks to achieve its investment objective by investing primarily in one or more Portfolios of the Trust in accordance with its own asset allocation strategy. Under normal market conditions, the Portfolio will devote between 57.5% to 72.5% of its net assets to underlying portfolios investing primarily in equity securities, and 27.5% to 42.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.	AST Investment Services, Inc.; Prudential Investments LLC
Asset Allocation/ Balanced	AST Capital Growth Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. The Portfolio seeks to achieve its investment objective by investing primarily in one or more Portfolios of the Trust in accordance with its own asset allocation strategy. Under normal market conditions, the Portfolio will devote between 72.5% to 87.5% of its net assets to underlying portfolios investing primarily in equity securities, and 12.5% to 27.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.	AST Investment Services, Inc.; Prudential Investments LLC
Asset Allocation/ Balanced	AST Conservative Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. The Portfolio seeks to achieve its investment objective by investing primarily in one or more Portfolios of the Trust in accordance with its own asset allocation strategy. Under normal market conditions, the Portfolio will devote between 47.5% to 62.5% of its net assets to underlying portfolios investing primarily in equity securities, and 37.5% to 52.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.	AST Investment Services, Inc.; Prudential Investments LLC
Asset Allocation/ Balanced	AST Preservation Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. The Portfolio seeks to achieve its investment objective by investing primarily in one or more Portfolios of the Trust in accordance with its own asset allocation strategy. Under normal market conditions, the Portfolio will devote between 27.5% to 42.5% of its net assets to underlying portfolios investing primarily in equity securities, and 57.5% to 72.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.	AST Investment Services, Inc.; Prudential Investments LLC

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2:

What Investment Options Can I Choose? continued

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER
Fixed Income

THIS MONEY MARKET PORTFOLIO IS USED ONLY FOR TEMPORARY INVESTMENTS PENDING RECEIPT OF INVESTMENT INSTRUCTIONS IN GOOD ORDER FOR AN INITIAL ENROLLMENT IN PLAN TYPE C. THIS PORTFOLIO IS NOT AVAILABLE FOR TRANSFERS OR ALLOCATIONS.

AST Money Market Portfolio: seeks high current income while maintaining high levels of liquidity. The Portfolio invests in high-quality, short term, U.S. dollar denominated corporate, bank and government obligations. It attempts to accomplish its objective by maintaining a weighted average portfolio maturity of not more than 90 days and by investing in securities which have effective maturities of not more than 397 days. In addition, the Portfolio limits its investments to those securities which, in accordance with guidelines adopted by the trustees of the fund, present minimal credit risks. The Portfolio will not purchase any security (other than a United States Government security) unless:

1.     rated in one of the two highest short-term rating categories by at least two rating organizations or, if only one rating organization has rated the security, so rated by that rating organization;

2.     rated in one of the three highest long-term rating categories by at least two rating organizations or, if only one rating organization has rated the security, so rated by that rating organization; or

3.     if unrated, of comparable quality as determined by the fund’s investment adviser

AST Investment Services, Inc.; Prudential Investments LLC Prudential Investment Management, Inc. serves as sub-adviser for the AST Money Market Portfolio

TRANSFERS AMONG OPTIONS

Subject to certain restrictions, you can transfer money among the available Variable Investment Options. The minimum transfer amount is the lesser of $250 or the total amount in the investment option from which the transfer is to be made. Currently, we waive this minimum transfer amount. We have the right to begin imposing this minimum transfer amount for any future transfers.

In general, your transfer request may be made by telephone, electronically, or otherwise in paper form to the Prudential Retirement Service Center. We have procedures in place to confirm that instructions received by telephone or electronically are genuine. We will not be liable for following telephone or electronic instructions that we reasonably believe to be genuine. Your transfer request will take effect at the end of the Business Day on which it was received in Good Order by us, or by certain entities that we have specifically designated. Transfer requests received after the close of the Business Day will take effect at the end of the next Business Day.

During the Contract Accumulation Phase, you can make up to 12 transfers each Contract year, among the investment options, without charge. If you make more than 12 transfers in one Contract year, you may be charged up to $30 for each additional transfer. For purposes of the 12 free transfers per year that we allow, we will treat multiple transfers that are submitted on the same Business Day as a single transfer. Currently, we waive this transfer charge. We have the right to begin imposing this charge for any future transfers.

R EDEMPTION FEES AND ABUSIVE TRADING PRACTICES

The practice of making frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult

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for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the Annuity was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same Variable Investment Option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as regularly scheduled or periodic distributions do not constitute prohibited excessive trading and will not be subject to these criteria.

In light of the risks posed by market timing/excessive trading to Contract Owners and other mutual fund investors, we monitor annuity transactions in an effort to identify such trading practices. We reserve the right to limit the number of transfers in any year for all Contract Owners, and to take the other actions discussed below. We also reserve the right to refuse any transfer request from all or certain Contract Owners if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific procedures:

•	Warning. Upon identification of activity that meets the market-timing criteria, a warning letter will be sent to the Contract Owner.
•

Restriction. A second incidence of activity meeting the market timing criteria within a six-month period will trigger a trade restriction. To the extent permitted by law, we will restrict a Contract Owner from trading through the Internet, phone or facsimile for all investment options available to the Contract Owner. In such case, the Contract Owner will be required to provide written direction via standard (non-overnight) U.S. mail delivery for trades of the underlying funds. The duration of a trade restriction is 3 months, and may be extended incrementally (3 months) if the behavior recurs during the 6-month period immediately following the initial restriction.

•

Action by an Underlying Fund. The portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under federal securities regulations, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific Contract owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or Individual Retirement Plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee in connection with a transfer out of the Variable Investment Option investing in that portfolio that occurs within a certain number of days following the date of

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2:

What Investment Options Can I Choose? continued

allocation to the Variable Investment Option. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Contract Value.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

SCHEDULED TRANSACTIONS

Scheduled transactions include systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Internal Revenue Code of 1986, as amended (Code), and Annuity Payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Business Day. In that case, the transaction will be processed and valued on the next Business Day, unless (with respect to required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, and Annuity Payments only), the next Business Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Business Day.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual funds used by the Variable Investment Options. However, we vote the shares of the mutual funds according to voting instructions we receive from Contract Owners. When a vote is required, we will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as shares for which we receive instructions from Contract Owners. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of Contract Owners who actually vote will determine the ultimate outcome. We may change the way your voting instructions are calculated if it is required or permitted by federal or state regulation.

SUBSTITUTION

We may substitute one or more of the underlying mutual funds used by the Variable Investment Options. We may also cease to allow investments in existing funds. We would not do this without the approval of the Securities and Exchange Commission (SEC) and any necessary state insurance departments. You will be given specific notice in advance of any substitution we intend to make.

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3:

What Kind Of Payments Will I Receive During The

Annuity Phase? (Annuitization)

PAYMENT PROVISIONS

You can begin taking Annuity Payments any time after the first Contract anniversary. We make the income plans described below available at any time before the Annuity Date. These plans are called “Annuity Options” or “settlement options.” During the Annuity Phase, all of the Annuity Options under this Contract are fixed Annuity Options. This means that your participation in the Variable Investment Options ends on the Annuity Date. Generally, once the Annuity Payments begin, the annuity option cannot be changed and you cannot make withdrawals or surrender the Contract. The availability of Annuity Payments is subject to restrictions on withdrawals from employment based retirement plans (Plan Type C) under the Code or under the terms of the particular plan.

IN ADDITION TO THE ANNUITY PAYMENT OPTIONS DISCUSSED IN THIS SECTION, PLEASE NOTE THAT THE PRUDENTIAL INCOMEFLEX BENEFIT OFFERS GUARANTEED INCOME IN THE FORM OF GUARANTEED WITHDRAWALS. THIS SECTION DOES NOT DESCRIBE PRUDENTIAL INCOMEFLEX. PLEASE SEE SECTION 5 OF THIS PROSPECTUS FOR ADDITIONAL INFORMATION ABOUT THE PRUDENTIAL INCOMEFLEX BENEFIT.

Option 1

Annuity Payments For A Fixed Period

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The Annuity Payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Annuitant dies during the Annuity Phase, payments will continue to the Beneficiary for the remainder of the fixed period or, if the Beneficiary so chooses, we will make a single lump sum payment. The amount of the lump sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments.

Option 2

Life Income Annuity Option

Under this option, we will make Annuity Payments monthly, quarterly, semiannually, or annually as long as the Annuitant is alive. If the Annuitant dies before we have made 10 years worth of payments, we will pay the Beneficiary in one lump sum the present value of the Annuity Payments scheduled to have been made over the remaining portion of that 10 year period, unless we were specifically instructed that such remaining Annuity Payments continue to be paid to the Beneficiary. The present value of the remaining Annuity Payments is calculated by using the interest rate used to compute the amount of the original 120 payments.

Other Annuity Options

We currently offer a variety of other Annuity Options not described above. At the time Annuity Payments are chosen, we may make available to you any of the fixed Annuity Options that are offered at your Annuity Date.

TAX CONSIDERATIONS

Your Contract generally will be held in a custodial account established as an Individual Retirement Account (IRA) or other retirement plan eligible for favorable tax treatment under the Code. Therefore, you should consider the required minimum distribution provisions of the Code when selecting your annuity option.

HOW WE DETERMINE ANNUITY PAYMENTS

Generally speaking, the Annuity Phase of the Contract involves our distributing to you in increments the value that you have accumulated. We make these incremental payments either over a specified time period (e.g., 15 years) (fixed period annuities) or for the duration of the life of the Annuitant (and possibly co-annuitant) (life annuities). There are certain assumptions that are common to both fixed period annuities and life annuities. In each type of Annuity, we assume that the value you apply at the outset toward your Annuity Payments earns interest throughout the payout period. If our current annuity purchase rates on the Annuity Date are more favorable to you than the guaranteed rates stated below, we will make payments based on those more favorable rates.

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What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization) continued

Assumptions that we use for life annuities and fixed period annuities differ, as detailed in the following overview:

Fixed Period Annuities

Generally speaking, in determining the amount of each Annuity payment under a fixed period annuity, we start with the Adjusted Contract Value and add interest assumed to be earned over the fixed period. Using the interest in effect, we determine the benefit that can be supported during the guaranteed period such that the present value of the benefit payments equals the accumulated account balance. The life expectancy of the Annuitant and co-annuitant are relevant to this calculation only in that we will not allow you to select a fixed period that exceeds life expectancy.

Life Annuities

There are more variables that affect our calculation of life Annuity Payments. Most importantly, we make several assumptions about the Annuitant’s or co-annuitant’s life expectancy.

Below are the standard assumptions that determine the guaranteed annuity benefit. As stated above, if current assumptions provide a more favorable benefit, the more favorable benefit will be paid.

•	2% Interest
•	8.25% Load
•	1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the Annuitant’s year of birth

In addition, certain states may require the use of assumptions that produce a more favorable benefit. When these requirements apply, the more favorable benefit will be paid.

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4:

What Is The

Death Benefit?

The Death Benefit feature delivers the Contract Value to the Beneficiary.

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any Death Benefit. The Beneficiary is named at the time the Contract is issued, unless you change it at a later date. A change of Beneficiary will take effect on the date you sign the change request form, provided that we receive the form in Good Order. Unless an irrevocable Beneficiary has been named, during the accumulation period you can change the Beneficiary at any time before the owner dies.

The optional Prudential IncomeFlex Spousal Benefit requires your spouse to be both your spouse and Beneficiary when you elect the benefit and when you die. See Section 5, “What is the Prudential IncomeFlex Benefit?”

CALCULATION OF THE DEATH BENEFIT

If the owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation (“due proof of death”), your Beneficiary will receive the Contract Value as of the date we receive due proof of death. We require due proof of death to be submitted promptly.

PAYOUT OPTIONS

The Code provides for alternative Death Benefit payment options when a contract is used as an IRA, 403(b) or other “qualified investment” that requires minimum distributions. Upon your death under an IRA, 403(b) or other “qualified investment”, the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract, instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse. NOTE THAT A SURVIVING SPOUSE MAY BE ELIGIBLE TO CONTINUE THIS CONTRACT AND THE PRUDENTIAL INCOMEFLEX SPOUSAL BENEFIT. See Section 5, “What Is The Prudential IncomeFlex® Benefit?”

Plan Type A and Plan Type B

The Beneficiary may, within 60 days of providing due proof of death, choose to take the Death Benefit under one of several Death Benefit payout options listed below.

The Death Benefit payout options are:

Choice 1. Lump sum payment of the Death Benefit. If the Beneficiary does not choose a payout option within sixty days, the Beneficiary will receive this payout option. Payment as a transfer to another IRA titled as an inherited IRA would also be included in this payout option.

Choice 2. The payment of the entire Death Benefit by December 31st of the calendar year that contains the 5th anniversary of the date of death of the owner.

Choice 3. Payment of the Death Benefit under an annuity or annuity settlement option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning by December 31st of the year following the year of the date of death of the owner. If death occurs before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, this choice is not a permitted payout option under the Code. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

Choice 4. If death occurs before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate

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What Is The Death Benefit? continued

accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

Any portion of the Death Benefit not applied under Choices 3 or 4 by December 31 of the year after owner’s death must be distributed by December 31 of the year that includes the fifth anniversary of the date of death.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

If the Beneficiary is the spouse of the owner at the time of the owner’s death, then the Contract will continue and the spouse will become the owner. The spouse may, within 60 days of providing due proof of death, elect to take the Death Benefit under any of the payout options described above. In addition, the spouse can choose to defer payments until the IRA owner would have reached age 70 1/2 or can change title to the account to the spouse’s name.

The tax consequences to the Beneficiary vary among the three Death Benefit payout options. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity II Contract?”

Plan Type C

Upon receipt of due proof of death, we will pay to the Beneficiary the Death Benefit. For certain Contracts, a Death Benefit claim must be sent to a designated record keeper rather than us.

We will pay the Death Benefit, according to your instructions, in:

•	one sum as if it were a single withdrawal,
•	systematic withdrawals,
•	an annuity, or
•	a combination of the above.

If you have not so directed, the Beneficiary may, within any time limit prescribed by or for the retirement arrangement that covered you, elect:

•	one sum cash payment;
•	an annuity;
•	to receive regular payments in accordance with the systematic withdrawal plan; or
•	a combination of the above.

For Contracts issued under 401(a), 403(b), 403(c) or 457 of the Code, the requirements for distributions to beneficiaries are the same as those described above for Plan Type A and Plan Type B. For Contracts issued for other nonqualified deferred compensation arrangements, different payment choices apply, depending on whether you die before you start taking Annuity Payments under the Contract or after you start taking Annuity Payments under the Contract.

If you die on or after the Annuity Date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

If you die before the Annuity Date, the entire interest in the Contract must be distributed within five years after the date of death or as periodic payments over a period not extending beyond the life or life expectancy of such designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the Contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years.

Under certain types of retirement arrangements (Plan Type C) subject to ERISA, if you are married at the time of your death, a Death Benefit will be payable to your surviving spouse in the form of a “qualified pre-retirement survivor annuity.” A “qualified pre-retirement survivor annuity” is an annuity for the lifetime of the Participant’s spouse in an amount which can be purchased with no less than 50% of the vested balance of the Contract Value as of the Participant’s date of death. Under ERISA, the spouse may consent to waive the pre-retirement survivor annuity benefit. Such consent must acknowledge the effect of waiving the coverage, contain the signatures of the Participant and spouse, and must be notarized or witnessed by an authorized plan representative.

Unless your retirement arrangement provides otherwise, a Beneficiary who elects to have a fixed-dollar annuity purchased for himself may choose from among the available forms of annuity. See Section 3, “What Kind of Payments Will I Receive During the Annuity Phase?” The Beneficiary may elect to purchase an

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annuity immediately or at a future date. If an election includes systematic withdrawals, the Beneficiary will have the right to terminate such withdrawals and receive the remaining balance in cash (or effect an annuity with it), or to change the frequency, size or duration of such withdrawals, subject to the minimum distribution rules. See Section 9, “What Are the Tax Considerations Associated with the Prudential Retirement Security Annuity II?” If the Beneficiary fails to make any election within any time limit prescribed by or for the retirement arrangement that covered the Participant, within seven days after the expiration of that time limit, we will make one lump sum cash payment to the Beneficiary. A specific Contract may provide that an annuity or other form of distribution is payable to the Beneficiary if the Beneficiary fails to make an election.

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5:

What Is The Prudential

IncomeFlex® Benefit?

The Prudential IncomeFlex Benefit® is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of an initial notional value (called the “Protected Income Base”), regardless of the impact of market performance on your Contract Value (subject to our rules regarding the timing and amount of withdrawals). There are two options — one is the base benefit designed to provide an annual withdrawal amount for your life and the other is a Spousal Benefit designed to provide the same annual withdrawal amount until the last to die of you and your spouse.

The base Prudential IncomeFlex Benefit and its daily charge apply to the Contract automatically. It cannot be terminated without ending your Contract. When deciding to purchase this Contract, you should consider the costs and benefits of this feature. Generally, this benefit may be appropriate if you intend to make periodic withdrawals from your Contract and wish to ensure that adverse market performance will not affect your ability to receive annual payments. You are not required to make withdrawals.

The Prudential IncomeFlex Spousal Benefit is optional. You may elect this benefit when you lock in your Annual Guaranteed Withdrawal Amount. There is an additional daily charge for this benefit, which applies only after the Lock-In Date. Once elected, the Spousal Benefit may not be revoked, and the additional daily charge will continue until your Contract ends, even if your spouse dies before you or is otherwise ineligible for the Spousal Benefit due to divorce or Beneficiary changes.

The Prudential IncomeFlex Benefit is subject to certain restrictions described below.

This section continues with a description of the basic elements of the Prudential IncomeFlex Benefit, including the Protected Income Base, Roll-Up Value, Highest Birthday Value and Annual Guaranteed Withdrawal Amount. Next, this section covers withdrawals, the optional Spousal Benefit, Step-Ups and other special considerations with the Prudential IncomeFlex Benefit.

Protected Income Base

The Protected Income Base is used to determine the Annual Guaranteed Withdrawal Amount. Your Protected Income Base is equal to the greatest of: (A) the Roll-Up Value; (B) the Highest Birthday Value; and (C) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). In no event shall the Protected Income Base exceed $5,000,000. We reserve the right to increase this maximum.

Roll-Up Value

The Roll-Up Value equals your initial Purchase Payment growing 5% per year, plus the amount of any subsequent Purchase Payments growing at 5% per year from the application of the Purchase Payment to your Contract, until the earlier of the date you attain (or would have attained) age 70 or the Lock-In Date. The Roll-Up Value is also increased by the amount of Purchase Payments made after you attain (or would have attained) age 70 and before the Lock-In Date.

Withdrawals prior to the Lock-In Date reduce your Roll-Up Value proportionately. Each withdrawal reduces the Roll-Up Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal).

Example — Proportional Reduction of Roll-Up Value

• Contract Value:	$100,000
• Roll-Up Value:	$120,000
• Withdrawal:	$10,000
• Ratio of withdrawal to Contract Value ($10,000/$100,000):	10%
• Roll-Up Value reduced by 10% , or	$12,000
• Adjusted Roll-Up Value:	$108,000

Highest Birthday Value

The Highest Birthday Value equals the highest Contract Value attained on each Birthday, until the earlier of the date you attain (or would have attained) age 70 or the

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Lock-In Date. Until the Lock-In Date, each Highest Birthday Value attained is also increased by the amount of subsequent Purchase Payments made.

Withdrawals prior to the Lock-In Date reduce your Highest Birthday Value proportionately. Each withdrawal reduces the Highest Birthday Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal).

Example — Proportional Reduction of Highest Birthday Value

• Contract Value:	$100,000
• Highest Birthday Value:	$120,000
• Withdrawal amount:	$10,000
• Ratio of withdrawal to Contract Value ($10,000/$100,000):	10%
• Highest Birthday Value reduced by 10%, or	$12,000
• Adjusted Highest Birthday Value:	$108,000

Annual Guaranteed Withdrawal Amount

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the Contract each Birthday Year for your life, regardless of the impact of market performance on your Contract Value. The Annual Guaranteed Withdrawal Amount is subject to our rules regarding the timing and amount of withdrawals. In no event shall the Annual Guaranteed Withdrawal Amount under this Contract exceed $250,000. We reserve the right to increase this maximum.

You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $800. Therefore, your Protected Income Base must equal $16,000 or more to lock in guaranteed withdrawals ($20,000 or more if your Guaranteed Withdrawal Percentage is 4%). Before purchasing the Contract, you should consider the description of Protected Income Base above to determine your ability to lock in guaranteed withdrawals. Your ability to lock in the Prudential IncomeFlex Benefit is not guaranteed.

Guaranteed Withdrawal Lock-In Date

Your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined when you choose to lock in your guaranteed withdrawals (the “Lock-In Date”). You must attain age 55 to elect a Lock-In Date. If you have attained age 65, then your initial Annual Guaranteed Withdrawal Amount will equal 5% of the Protected Income Base (4% of the Protected Income Base if you have not attained age 65), as of the Business Day prior to your Lock-In Date. The Protected Income Base is equal to the greatest of: (A) the Roll-Up Value; (B) the Highest Birthday Value; and (C) the Contract Value as of the Business Day prior to the Lock-In Date. If your Lock-In Date is not your Birthday, then the Annual Guaranteed Withdrawal Amount available between the Lock-In Date and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately if that year is a partial year. This adjustment in the first Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

You can increase your Annual Guaranteed Withdrawal Amount by making subsequent Purchase Payments after your Lock-In Date. The increase is equal to 5% of any additional Purchase Payments (4% of additional Purchase Payments if your Guaranteed Withdrawal Percentage is 4%). We will add the increase to your Annual Guaranteed Withdrawal Amount on the day you make the Purchase Payment, subject to the following:

•

During the Birthday Year you lock in guaranteed withdrawals, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately for the partial year remaining after the Purchase Payment is made.

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What Is The Prudential IncomeFlex® Benefit? continued

This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.
•

If the Purchase Payment is made after an Excess Withdrawal has occurred in any Birthday Year, then the increase will not apply until the next Birthday Year. In other words, once an Excess Withdrawal has occurred in a Birthday Year, all additional withdrawals in that Birthday Year will be Excess Withdrawals, even if additional Purchase Payments are made.

Your Annual Guaranteed Withdrawal Amount may also increase for Step-Ups (described below under “Step-Up — Increase of Annual Guaranteed Withdrawal Amount”). If you wish to elect the optional Prudential IncomeFlex Spousal Benefit, then the Annual Guaranteed Withdrawal Amount availability (minimum age of 55), initial amount, and increases due to subsequent Purchase Payments (4% or 5%), will all be based on the age of the younger of you and your spouse.

Example — Calculation of Annual Guaranteed Withdrawal Amount — Age 65+

Your age:	66
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Roll-Up Value:	$94,000
Protected Income Base (on Lock-In Date):	$100,000	(greatest of Contract Value, HBV, and Roll-Up Value)
Guaranteed Annual Withdrawal Amount:	$5,000	(5% of Protected Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.05 (or 5% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $50, to $5,050.

Example — Calculation of Annual Guaranteed Withdrawal Amount — Not Age 65

Your age:	58
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Roll-Up Value:	$94,000
Protected Income Base (on Lock-In Date):	$100,000	(greatest of Contract Value, HBV, and Roll-Up Value)
Guaranteed Annual Withdrawal Amount:	$4,000	(4% of Protected Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Guaranteed Annual Withdrawal Amount increases $0.04 (or 4% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $40, to $4,040.

Prudential IncomeFlex Spousal Benefit

With the optional Prudential IncomeFlex Spousal Benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse. You make an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date. The Spousal Benefit extends only to the person you are legally married to on the Lock-In Date. Before you can make this election, you must provide us with due proof of marriage and your spouse’s date of birth in a form acceptable to us. You may not add or remove the Spousal Benefit after the Lock-In Date.

Both you and your spouse must attain age 55 to lock in your guaranteed withdrawals with the Spousal Benefit. The age of the younger spouse is used to determine the amount of the Annual Guaranteed Withdrawal Amount. Therefore, the Annual Guaranteed Withdrawal Amount will equal 5% of the Protected Income Base if the younger spouse has attained age 65, or 4% of the Protected Income Base if the younger spouse is under age 65.

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There is an additional charge for the Spousal Benefit. This additional charge begins on the Lock-In Date and continues until the last to die of you and your spouse.

The Spousal Benefit requires the same person to be both your spouse and sole Beneficiary of both this Contract and the IRA or retirement arrangement it funds when you elect the benefit and when you die. Once elected, the Spousal Benefit may not be “transferred” to a new spouse due to divorce, your spouse’s death or any other reason. The Spousal Benefit is irrevocable and once elected the additional charge will continue to apply until your Contract ends.

Example — Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit — Younger Spouse Not Age 65

Your age:	66
Spouse age:	64
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Roll-Up Value:	$94,000
Protected Income Base (Lock-In Date):	$100,000	(greatest of Contract Value, HBV, and Roll-Up)
Guaranteed Annual Withdrawal Amount:	$4,000	(4% of Protected Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Guaranteed Annual Withdrawal Amount increases $0.04 (or 4% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $40, to $4,040.

Prudential IncomeFlex Spousal Benefit — Death Prior to Lock-In Date (Spousal Step-In Benefit)

If you purchase this Contract and die before the Lock-In Date, then your surviving spouse may continue this Contract and the Prudential IncomeFlex Benefit to the extent permitted by the Code and, if applicable, your retirement arrangement.

Continuation of the Prudential IncomeFlex Benefit under this Contract is subject to the following conditions:

•	Your Birthday (not the birthday of your surviving spouse) will be used to determine:
•	the Roll-Up and Highest Birthday Values under this Contract;
•	the Birthday Year for Annual Guaranteed Withdrawal Amounts;
•	the availability and amount of Step-Ups.
•

At the Lock-In Date, the age of your surviving spouse will be used to determine the availability and amount of the Annual Guaranteed Withdrawal Amount, as well as increases due to subsequent Purchase Payments.

•	The charge for the base Prudential IncomeFlex Benefit will apply until the Lock-In Date. After the Lock-In Date, the additional charge for the Spousal Benefit will apply until the Contract ends.
•

If your surviving spouse remarries, he or she (1) will continue to be eligible to receive the Annual Guaranteed Withdrawal Amount, and (2) may not extend the Annual Guaranteed Withdrawal Amount for the life of a new spouse.

Withdrawals with the Prudential IncomeFlex Benefit

The Prudential IncomeFlex Benefit guarantees your ability to withdraw from the Contract an amount equal to the Annual Guaranteed Withdrawal Amount each Birthday Year for your lifetime.

The Prudential IncomeFlex Benefit does not affect your ability to make withdrawals under your Contract or limit your ability to request withdrawals that exceed the Annual Guaranteed Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Guaranteed Withdrawal Amount in any Birthday Year.

If, cumulatively, you withdraw an amount less than the Annual Guaranteed Withdrawal Amount in any Birthday Year, the unused portion will expire and will not carry-over to subsequent Birthday Years. If your cumulative withdrawals in a Birthday Year are less than or equal to the Annual Guaranteed Withdrawal Amount, then the withdrawals will not reduce your Annual Guaranteed Withdrawal Amount in subsequent Birthday Years.

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What Is The Prudential IncomeFlex® Benefit? continued

Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Annual Guaranteed Withdrawal Amount in subsequent years will be reduced proportionately (except with regard to certain required minimum distributions described below under “Excess Withdrawals — Required Minimum Distributions”). This means your Annual Guaranteed Withdrawal Amount will be reduced by a percentage determined by the ratio of: (a) the amount of the Excess Withdrawal, to (b) the Contract Value immediately prior to such withdrawal (see examples of this calculation below). We will determine whether you have made an Excess Withdrawal at the time of each withdrawal. Therefore, a subsequent increase in the Annual Guaranteed Withdrawal Amount will not offset the effect of an earlier Excess Withdrawal.

Certain employment based retirement arrangements (Plan Type C) may provide for employer contributions subject to a vesting schedule. Forfeiture of any unvested amounts are withdrawals for purposes of the Prudential IncomeFlex Benefit. Therefore, the forfeiture of any unvested amounts before your Lock-In Date will reduce your Roll-Up Value and Highest Birthday Value. Any unvested amounts forfeited after your Lock-In Date will be included with other cumulative withdrawals in a Birthday Year to determine Excess Withdrawals.

Examples — Impact of Withdrawals on Annual Guaranteed Withdrawal Amount

The examples below assume the following (the values set forth are purely hypothetical and do not reflect charges):

• Birthday Year:	May 10, 2006 through May 9, 2007
• Annual Guaranteed Withdrawal Amount:	$ 10,000
• Contract Value on June 15, 2006 (date of first withdrawal)	$160,000
• Contract Value on July 15, 2006 (date of second withdrawal)	$150,000

Example 1. Amounts less than or equal to Annual Guaranteed Withdrawal Amount

If $9,000 is withdrawn on June 15, 2006, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
•	Annual Withdrawal Amount for future Birthday Years remains $10,000

If an additional $1,000 is withdrawn on July 15, 2006, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $1,000 — $1,000 = $0
•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

Example 2. Amount exceeds Annual Guaranteed Withdrawal Amount

If $9,000 is withdrawn on June 15, 2006, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $11,000 is withdrawn on July 15, 2006, then the following values would result:

•	Amount of Excess Withdrawal (withdrawal amount in excess of remaining Annual Guaranteed Withdrawal Amount) = $11,000 – $1,000 = $10,000
•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
•	Contract Value immediately prior to Excess Withdrawal = $150,000 (July 15 Contract Value) – $1,000 (guaranteed portion of July 15 withdrawal) = $149,000
•	Amount of reduction to Annual Guaranteed Withdrawal Amount = Excess Withdrawal/Contract Value before Excess Withdrawal × Annual Withdrawal Amount = ($10,000 / $149,000) × ($10,000) = $671.14
•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $671.14 = $9,328.86
•	Contract Value immediately after the Excess Withdrawal = $149,000 – $10,000 = $139,000

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Excess Withdrawals — Required Minimum Distributions

You may be required to withdraw more than your Annual Guaranteed Withdrawal Amount to satisfy required minimum distribution requirements under the Code (“RMD Requirements”). These withdrawals will not be treated as Excess Withdrawals, subject to the requirements that follow. As of the last Business Day in each calendar year (each the “RMD Calculation Date”), we will determine the amount you would need to take as a withdrawal to comply with the RMD Requirements during the next calendar year (each the “RMD Payment Year”). This determination is based solely on the sum of the Contract Value and the actuarial value of our guarantees under the Prudential IncomeFlex Benefit on the RMD Calculation Date.

If the required minimum distribution (RMD) amount determined using these assumptions exceeds the Annual Guaranteed Withdrawal Amount on the RMD Calculation Date, then the difference between such RMD amount and the Annual Guaranteed Withdrawal Amount shall be the “RMD Value”. Withdrawals taken in the RMD Payment Year shall be treated as Excess Withdrawals only to the extent they exceed the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.

Example — Treatment of Withdrawals Related to Required Minimum Distributions

Birthday Year	May 10, 2006 through May 9, 2007
Contract Value on April 15, 2006	$160,000
Contract Value on May 15, 2006	$145,000
Annual Guaranteed Withdrawal Amount	$10,000
Required Minimum Distribution Amount	$14,000	(for calendar year 2006)
RMD Value	$4,000	(for calendar year 2006)

Example 1 — Withdrawal of the Annual Guaranteed Withdrawal Amount plus the RMD Value

If $14,000 is withdrawn on April 15, 2006, then the following values would result:

•	$10,000 applied against the Remaining Guaranteed Withdrawal Amount
•	$4,000 applied against the RMD Value
•	Contract Value = $160,000 – $14,000 = $146,000
•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $10,000 is withdrawn on May 15, 2006, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for the current year = $10,000 – $10,000 = $0
•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
•	Contract Value = $145,000 – $10,000 = $135,000

Example 2 — Withdrawal of an Amount Greater than the Annual Guaranteed Withdrawal Amount plus the RMD Value

If $20,000 is withdrawn on April 15, 2006, then the following values would result:

•	$10,000 applied against the Remaining Guaranteed Withdrawal Amount
•	$4,000 applied against the RMD Value
•	$6,000 counts as an Excess Withdrawal
•	Reduction of Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Guaranteed Withdrawal Amount = $6,000 ÷ $146,000 × $10,000 = $410.96
•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $410.96 = $9,589.04
•	Contract Value = $160,000 – $20,000 = $140,000

Step-Up — Increase of Annual Guaranteed Withdrawal Amount

The Annual Guaranteed Withdrawal Amount may increase if, due to positive market performance, your Step-Up Value is greater than your Annual Guaranteed Withdrawal Amount.

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5:

What Is The Prudential IncomeFlex® Benefit? continued

The Step-Up Value is determined annually and equals 5% of your Contract Value on the last Business Day immediately before your Birthday (4% of Contract Value if you did not attain age 65 on your Lock-In Date, or, if you elected the Spousal Benefit, either you and your spouse were not age 65 on your Lock-In Date). If the Step-Up Value is greater than your Annual Guaranteed Withdrawal Amount, then you are eligible to increase your Annual Guaranteed Withdrawal Amount to equal the Step-Up Value.

With each Step-Up, we increase the Annual Guaranteed Withdrawal Amount to be equal to the Step-Up Value. Any increase will be added to your Annual Guaranteed Withdrawal Amount on the day the Step-Up is effective.

The Step-Up will occur automatically unless the charge for the Prudential IncomeFlex Benefit has increased.

If we have increased the charges for the Prudential IncomeFlex Benefit, then you must choose whether or not to accept the Step-Up. If you do, then the current higher charges will apply to your entire Contract Value following a Step-Up.

If accepting the Step-Up will increase your Prudential IncomeFlex charges, then we will provide you with 90 days notice that you are eligible for the Step-Up and that the Step-Up will increase your charges. Unless you notify us in writing by the end of the 90 day period that you reject the Step-Up, the Step-Up and resulting increase in charges will be considered accepted. Any such increase in Prudential IncomeFlex charges would be subject to the maximum charge limit set forth in the Summary of Contract Expenses. If you reject a Step-Up, it will be effective for that year only. You will be eligible for future Step-Ups beginning with the last Business Day immediately before your next Birthday.

Example — Step Up Calculation

Birthday	May 10, 2006
Annual Guaranteed Withdrawal Amount	$4,000
Contract Value as of May 9, 2006	$100,000
Guaranteed Withdrawal Percentage	5%

•	Step-Up Value = $100,000 × 5% = $5,000
•	Step-Up Value > Annual Guaranteed Withdrawal Amount ($5,000 > $4,000)
•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $5,000

Benefits Under IncomeFlex

•

If your Contract Value equals zero and your Annual Guaranteed Withdrawal Amount is greater than zero, we will pay you the Annual Guaranteed Withdrawal Amount in monthly withdrawal payments, unless you request another payment frequency.

•	When the Contract Value equals zero, we will no longer accept Purchase Payments under the Contract.

Other Important Considerations

•	Withdrawals under Prudential IncomeFlex are subject to all of the terms and conditions of the Contract, and, if applicable, to the terms of your retirement arrangement.
•

Withdrawals made while Prudential IncomeFlex is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Contract. Prudential IncomeFlex does not directly affect the Contract Value or surrender value, but any withdrawal will decrease the Contract Value by the amount of the withdrawal. If you surrender your Contract, you will receive the current Contract Value, not the Protected Income Base or Annual Guaranteed Withdrawal Amount.

Termination of IncomeFlex and Waiting Period

Subject to the terms of your retirement arrangement, if applicable, you may terminate the Prudential IncomeFlex Benefit by surrendering your Contract. If you terminate the Prudential IncomeFlex Benefit, any guarantee provided by the benefit will end as of the date the termination is effective.

Prudential IncomeFlex terminates:

•	upon your surrender of the Contract,
•	upon your death (or the death of you and your spouse, if the Spousal Benefit was elected),

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•	upon a change in ownership of the Contract that changes the tax identification number of the Contract Owner other than in connection with a Prudential IncomeFlex Spousal Benefit, or
•	upon your election to begin receiving Annuity Payments.

Under certain Contracts funding employment based retirement arrangements (Plan Type C), the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement arrangement and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex guarantees.

We cease imposing the charge for Prudential IncomeFlex upon the effective date of the benefit termination for the events described above.

While you may terminate IncomeFlex at any time, we may not terminate the benefit other than in the circumstances listed above. However, to the extent permitted by applicable law, we may stop offering the Prudential IncomeFlex Benefit by refusing new Purchase Payments, or we may increase related charges for new Purchase Payments and Step-Up transactions at any time in the future.

Currently, if you terminate the Prudential IncomeFlex Benefit, you will only be permitted to re-elect the benefit in another of our contracts after 90 calendar days from the date the benefit was last terminated.

Additional Tax Considerations for Qualified Contracts/Arrangements

Except in the case of certain non-qualified deferred compensation arrangements, you have purchased the Contract as an investment vehicle to be held in an Individual Retirement Account or other tax qualified retirement arrangement. Generally, required minimum distribution rules under the Code require that you begin receiving periodic amounts from your IRA or tax qualified arrangement beginning after age 70 1/2. The amount required under the Code may exceed the Annual Guaranteed Withdrawal Amount. See “Excess Withdrawals — Required Minimum Distributions,” earlier in this section.

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6:

How Can I Purchase The Prudential Retirement

Security Annuity II?

PURCHASE PAYMENTS

The initial Purchase Payment is the amount of money you give us to purchase the Contract. Unless we agree otherwise and subject to our rules, the minimum initial Purchase Payment for Plan Type A and Plan Type B is $20,000. This initial minimum does not apply to Plan Type C. You must get our prior approval for any initial and additional Purchase Payment of $1 million or more, unless we are prohibited under applicable state law from insisting on such prior approval. To the extent permitted by law, we reserve the right to cease accepting new Purchase Payments under the Contract at any time. With some restrictions, you can make additional Purchase Payments of no less than $50 at any time during the Accumulation Phase. Currently, we waive this minimum Purchase Payment requirement, but may impose it at any time in the future. Any minimum we impose may vary by plan type.

Currently, you must get our prior approval to make maximum aggregate Purchase Payments in excess of $2 million unless we are prohibited under applicable state law from insisting on such prior approval. We limit the maximum total Purchase Payments in any Contract year other than the first to $1 million absent our prior approval. Depending on applicable state law, other limits may apply. This Contract is issued as a nonqualified annuity. In order for it to be used to fund an IRA, the Contract must be issued to a custodial account established as an IRA.

Absent our prior approval, we also temporarily suspend the right to make additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date. In connection with Plan Type C, this restriction does not apply to additional Purchase Payments made through payroll deductions or scheduled loan repayments, if applicable. This restriction does apply to rollover transactions and lump sum loan repayments.

AGE RESTRICTIONS

Absent our prior approval, the following age restrictions apply to purchases of the Contract. As of the Contract Date, you must be (1) age 50 or older, and (2) age 85 or younger.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment among the variable options based on the percentages you choose. The percentage of your allocation to a particular investment option can range in whole percentages from 0% to 100%.

When you make an additional Purchase Payment, we will allocate it in the same way as your most recent Purchase Payment unless you tell us otherwise.

You may change your allocation of future Purchase Payments at any time. Contact the Prudential Retirement Service Center for details.

We generally will credit the initial Purchase Payment to your Contract within two Business Days from the day on which we receive your payment in Good Order at the Prudential Retirement Service Center. If, however, your first payment is made without enough information for us to set up your Contract, we may need to contact you to obtain the required information.

•

For Plan Type A and Plan Type B: If we are not able to obtain this information within five Business Days, we will within that five Business Day period either return your Purchase Payment or obtain your consent to continue holding it until we receive the necessary information.

•

For Plan Type C: If we do not have sufficient enrollment information, then we will allocate your initial Purchase Payment to the AST Money Market Portfolio upon receipt and will send a notice to the Plan Contract Holder or its agent that requests the necessary information. If we do not receive the required information following this notice, we will deliver up to three additional notices to the Plan Contract Holder or its agent at monthly intervals that requests such information. Within 105 days from the time that units of the AST Money Market Portfolio were purchased on your behalf, we will redeem the units and pay the proceeds (including earnings) to the Plan Contract Holder. Any proceeds we pay to the Plan Contract Holder under this procedure may be considered a prohibited and taxable reversion to the Plan Contract Holder under current provisions of the Code. Similarly, proceeds

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that we return may cause the Plan Contract Holder to violate a requirement under the Employee Retirement Income Security Act of 1974, as amended, to hold all plan assets in a trust or an insurance contract. The Plan Contract Holder may avoid both problems if it arranges to have the proceeds paid into a trust or an insurance contract.

We will generally credit each subsequent Purchase Payment as of the Business Day we receive it in Good Order at the Prudential Retirement Service Center. Subsequent Purchase Payments received in Good Order after the close of the Business Day will be credited on the following Business Day.

At our discretion, we may give initial and subsequent Purchase Payments (as well as transfers) received in Good Order by certain broker/dealers prior to the close of a Business Day the same treatment as they would have received had they been received at the same time at the Prudential Retirement Service Center. Any such arrangements would be governed by the terms and conditions of a written agreement between us and the broker/dealer.

CALCULATING CONTRACT VALUE

The value of your Contract will go up or down depending on the investment performance of the Variable Investment Options. To determine the value of your Contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for each of the Variable Investment Options. We do this by:

1)	Adding up the total amount of money allocated to a specific investment option;
2)	Subtracting from that amount insurance charges and any other applicable charges such as for taxes; and
3)	Dividing this amount by the number of outstanding accumulation units.

When you make a Purchase Payment to a Variable Investment Option, we credit your Contract with accumulation units of the sub-account or sub accounts for the investment options you choose. The number of accumulation units credited to your Contract is determined by dividing the amount of the Purchase Payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your Contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your Contract Value will increase or that it will not fall below the amount of your total Purchase Payments.

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7:

What Are The Expenses Associated With The Prudential

Retirement Security Annuity II?

There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.

The charges under the Contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contracts. If, as we expect, the charges that we collect from the Contracts exceed our total costs in connection with the Contracts, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract.

WITHDRAWAL CHARGES

With respect to Contracts funding Plan Type B, we may assess a withdrawal charge if you surrender or take a partial withdrawal from the Contract. This charge does not apply to Contracts funding Plan Type A or Plan Type C. This charge does not apply upon annuitization (See Section 3, “What Kind of Payments Will I Receive During the Annuity Phase?”). This charge compensates us for the expenses of selling and distributing the Contracts, including commissions, marketing material and other promotional expenses. The charge is calculated as a percentage of your Purchase Payments being surrendered or withdrawn. For this purpose, we assume gain is withdrawn first, then Purchase Payments. Purchase Payments are assumed to be withdrawn on a first in, first out (“FIFO”) basis. Currently, we do not impose a withdrawal charge on withdrawals taken after your Lock-In Date that do not exceed your Annual Guaranteed Withdrawal Amount (See Section 5, “What is the Prudential IncomeFlex Benefit?”). We may also waive any applicable withdrawal charge for withdrawals equal to the RMD Value (See Section 5, “Excess Withdrawals — Required Minimum Distributions”).

For purposes of calculating any applicable withdrawal charge, the Purchase Payments being withdrawn may be greater than your remaining Contract Value. This is likely to occur if you have made prior partial withdrawals or if your Contract Value has declined due to negative market performance. We determine the withdrawal charge as a percentage of the Purchase Payments being withdrawn, rather than a percentage of the remaining Contract Value or withdrawal request. Therefore, the withdrawal charge would be greater than if it were calculated as a percentage of the Contract Value or withdrawal amount.

The amount of the withdrawal charge varies with the number of years elapsed since the Contract Date.

The table below provides a summary of the maximum withdrawal charge you will pay if you surrender or take withdrawals from your Contract.

Maximum Withdrawal Charge	As a percentage of Purchase Payments Withdrawn
Completed Years Elapsed Since Contract Date	Plan Type A	Plan Type B	Plan Type C
0 years	0%	7%	0%
1 year	0%	6%	0%
2 years	0%	5%	0%
3 years	0%	4%	0%
4 years	0%	3%	0%
5 years	0%	2%	0%
6 years	0%	1%	0%
7 or more years	0%	0%	0%

INSURANCE AND ADMINISTRATIVE CHARGES

Each day we make a deduction for the insurance and administrative charges. These charges cover our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the Annuitant(s) will live longer than expected based on our life

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expectancy tables. When this happens, we pay a greater number of Annuity Payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the Contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the Contract. This includes preparing and issuing the Contract; establishing and maintaining Contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

The insurance and administrative charge equals, on an annual basis the following percentages of the daily Contract Value.

	Plan Type A		Plan Type B		Plan Type C
	Current	Maximum	Current	Maximum	Current	Maximum
Insurance and Administrative Charge	0.50%	1.60%	0.50%	1.60%	0.50%	1.60%

We have the right to increase this charge up to 1.60%, but we have no current intention to do so. Any increase in this charge would apply immediately to the daily value of the Contract. Any increase or current charge may vary by plan type.

PRUDENTIAL INCOMEFLEX CHARGES

In addition to the current insurance and administrative charge, each day we make a deduction for the charges associated with the Prudential IncomeFlex Benefit. We impose a current charge equal, on an annual basis, to the following percentages of the daily Contract Value for the base Prudential IncomeFlex Benefit.

	Plan Type A		Plan Type B		Plan Type C
	Current	Maximum	Current	Maximum	Current	Maximum
Base IncomeFlex Benefit	0.95%	1.45%	0.95%	1.45%	0.95%	1.45%

We have the right to increase this charge up to 1.45%, but we have no current intention to do so. Any increase or current charge may vary by plan type.

If you elect the optional Prudential IncomeFlex Spousal Benefit, then we impose a current charge equal, on an annual basis, to the following percentages of the daily Contract Value.

	Plan Type A		Plan Type B		Plan Type C
	Current	Maximum	Current	Maximum	Current	Maximum
Optional Spousal IncomeFlex Benefit	0.50%	0.60%	0.50%	0.60%	0.50%	0.60%

We have the right to increase this additional charge up to 0.60%, but we have no current intention to do so.

Any increase in these IncomeFlex charges would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. Please see Step-Up-Increase in Guaranteed Withdrawal Amount in Section 5. The charge for the optional Prudential IncomeFlex Spousal Benefit is in addition to the charge for the base Prudential IncomeFlex Benefit (that is, both Prudential IncomeFlex charges apply). Any increase or current charge may vary by plan type.

If the charges under the Contract are not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from these charges. Any profits made from these charges may be used by us to pay for the costs of distributing the Contracts.

CONTRACT MAINTENANCE CHARGE

We may impose a fee of up to $150 per year for administrative expenses. We currently waive this fee. However, we may begin to impose or increase this fee up to $150 at any time, but we have no current intention to do so. If we impose this fee, it will generally be assessed quarterly on the last Business Day of the quarter. Also, we may establish and modify the level of Contract Value at which we waive this fee. The charge will be deducted proportionately from each of the Contract’s Variable Investment Options. Any current charge, increase or waiver of this charge may vary by plan type.

TAXES ATTRIBUTABLE TO PREMIUM

There may be federal, state and local premium based taxes applicable to your Purchase Payment. We are responsible for the payment of these taxes and may make a deduction from the value of the Contract to pay some or all of these taxes.

TRANSFER FEE

You can make up to 12 free transfers every Contract year. We measure a Contract year from the date we

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7:

What Are The Expenses Associated With The Prudential Retirement Security Annuity II? continued

issue your Contract (Contract Date). If you make more than 12 transfers in a Contract year, we may deduct a transfer fee of up to a maximum of $30 per transfer. Currently, we waive this fee. If we begin to impose this fee, we will deduct the transfer fee pro-rata from the investment options from which the transfer is made. This fee may vary by plan type.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any withdrawal charge or the length of time it applies, reduce or eliminate the amount of the annual contract maintenance fee or reduce the insurance and administrative charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; and/or (d) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

COMPANY TAXES

We pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are company assets under applicable state law. These benefits reduce our overall corporate income tax liability. Under current federal tax law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account Annuity Contracts because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable state law and (ii) as described above, we do not currently include company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

UNDERLYING MUTUAL FUND FEES

When you allocate a Purchase Payment or a transfer to the Variable Investment Options, we in turn invest in shares of a corresponding underlying mutual fund. Those funds charge fees and incur operating expenses that are in addition to the Contract-related fees described in this section. For 2006, without regard to expense caps, the fees and operating expenses of these funds ranged from 1.05% to 1.12% annually. This range does not reflect the operating expense of the AST Money Market Portfolio which is not available for allocations or transfer. It is available only to hold funds on a temporary basis pending Good Order instructions in connection with an initial enrollment in Plan Type C. If the AST Money Market Portfolio was reflected, the minimum stated, without regard to expense caps, would be 0.61%.

For additional information about these fund fees, please consult the prospectuses for the funds.

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8:

How Can I

Access My Money?

You can access your money by:

•	Making a withdrawal (either partial or complete); or
•	Choosing to receive Annuity Payments during the Annuity Phase (annuitization). Please see Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your Contract minus any applicable fees. We will calculate the value of your Contract and charges, if any, as of the date we receive your request in Good Order at the Prudential Retirement Service Center.

Any partial withdrawal will be made proportionately from all of the Variable Investment Options you have selected. The minimum amount that may be withdrawn is $250 or, if less the Contract Value. We currently waive this minimum. We may begin to impose this minimum at any time in the future. We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in Good Order.

Income taxes, tax penalties and certain restrictions also may apply to any withdrawal you make. For a more complete explanation, see Section 9.

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals at the end of the Business Day at the intervals you specify. We will continue at these intervals until you tell us otherwise. You can make withdrawals from any designated investment option or proportionally from all investment options. The minimum automated withdrawal amount you can make generally is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future.

Income taxes, tax penalties and certain restrictions may apply to automated withdrawals. For a more complete explanation, see Section 9.

SUSPENSION OF PAYMENTS OR TRANSFERS

The SEC may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

•	The New York Stock Exchange is closed (other than customary weekend and holiday closings);
•	Trading on the New York Stock Exchange is restricted;
•	An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the underlying mutual funds are not feasible or we cannot reasonably value the accumulation units; or
•	The SEC, by order, permits suspension or postponement of payments for the protection of owners.

WITHDRAWALS IN CONNECTION WITH PLAN LOANS (Plan Type C only)

Certain employment based retirement plans (Plan Type C) may permit Participant loans. Please contact your plan administrator to determine if loans are allowed in your plan, how to apply for a loan, and any applicable loan application or loan maintenance fees charged by the administrator, which may vary by plan. Generally, to receive a loan you must sign a promissory note along with a pledge or assignment of a portion of your plan account value that will be used as security for the loan.

Based on the terms of your plan or the plan’s loan policy, your Contract Value may be used to determine the amount available for a plan loan. Generally, the Code limits loans to the extent the loan (when added to the outstanding balance of all other loans made to the Participant) exceeds the lesser of:

(a)	$50,000 (reduced by the excess, if any, of the Participant’s highest outstanding balance of loans from the plan during the one-year period ending on the day before the date on which such loan is made, over the Participant’s outstanding balance of loans from the plan as of the date such loan is made) or

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How Can I Access My Money? continued

(b)	One-half (½) of the Participant’s vested plan account value, determined as of the valuation date coinciding with or immediately preceding such loan, adjusted for any contributions or distributions made since such valuation date.

Other technical requirements may apply to prevent a plan loan from being treated as a taxable distribution from the plan.

Generally, if plan loan amounts are funded with withdrawals from the Annuity, then such withdrawals may reduce or eliminate guarantees associated with the Prudential IncomeFlex Benefit (See Section 5, “What is the Prudential IncomeFlex Benefit?” for additional information about the impact of Excess Withdrawals and withdrawals before the Lock-In Date). You should contact your plan administrator to determine what portion of any loan will be funded by a withdrawal from the Annuity and then consider the impact to your Prudential IncomeFlex Benefits.

Currently, withdrawals from the Annuity in connection with plan loans generally do not cause a 90-day suspension of the right to make additional Purchase Payments (See Section 6, “How Can I Purchase The Prudential Retirement Security Annuity II?”). Scheduled plan loan repayments resulting in Purchase Payments will be treated like all other standard Purchase Payments. Before the earlier of the Lock-In Date and your 70th birthday, however, Purchase Payments resulting from lump sum loan repayments will not be permitted for 90 days following a withdrawal made in connection with a plan loan.

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9:

What Are The Tax Considerations Associated With The Prudential

Retirement Security Annuity II?

This tax discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the Contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice.

This Contract may be purchased by custodial IRAs, which can hold other permissible assets other than the Annuity. This Contract is currently not available for Roth IRAs. The terms and administration of the trust or custodial account in accordance with the laws and regulations are the responsibility of the applicable trustee or custodian. This Contract is also available for purchase by certain employment based retirement plans or arrangements.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.

Currently, the Contract may be purchased for use in connection with Individual Retirement Accounts, which are subject to Section 408 of the Code. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the Contract must be issued to a custodial account established as an IRA. This description assumes that you have satisfied the requirements for eligibility for these accounts.

This Contract may also be purchased by pension and profit sharing plans qualifying for tax benefits under sections 401, 403(b), 403(c) and 457 of the Code, and certain non-qualified deferred compensation arrangements. The provisions of the tax law that apply to these retirement arrangements that may be funded by the Contracts are complex, and Plan Contract Holders are advised to consult a qualified tax advisor.

You should be aware that tax favored plans such as IRAs generally provide Tax Deferral regardless whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional Tax Deferral benefits.

IRAs. When you buy this Contract for use in an IRA, we will provide you a copy of the prospectus and Contract. The “IRA Disclosure Statement,” delivered to you separately, contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a “free look” for seven days following receipt of the disclosure statement. During this time, if the IRA is being established at the same time you purchase the Contract, you can cancel the Contract by notifying us in writing, and we will refund all of the Purchase Payments under the Contract (or, if provided by applicable state law, the amount your Contract is worth, if greater) less any applicable federal and state income tax withholding. Otherwise, state law rules governing short-term cancellation rights may apply. See Section 1, “What Is The Prudential Retirement Security Annuity II?”

Contributions Limits/Rollovers. You must make a minimum initial payment of $20,000 to purchase a Contract in connection with an IRA. This minimum is greater than the maximum amount of any annual contribution allowed by law you may make to an IRA. For 2007, the limit is $4,000, increasing to $5,000 in 2008. After 2008, the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year.

The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the Contract, you can make regular IRA contributions under the Contract (to the extent permitted by law and the Contract). However, if you make such regular IRA contributions, you should note that you will not be able to treat the Contract as a “conduit IRA,” which means that you will not retain

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What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity II? continued

possible favorable tax treatment if you subsequently “roll over” the Contract funds originally derived from a qualified retirement plan into another Section 401(a) plan. Beginning in 2007, non-spouse beneficiaries can also roll over distributions from a tax favored retirement plan into an inherited IRA. Currently this Contract is not available to fund inherited IRAs.

For Contracts issued to tax favored retirement plans, other than IRAs, different contribution rules apply. In general, assuming that Participants and Plan Contract Holders adhere to the requirements and limitations of tax law applicable to the particular type of plan, contributions made under a qualified retirement arrangement funded by a Contract are deductible (or not includible in income) up to certain amounts each year. Contributions to a Roth 401(k) are subject to these same limits, and are not deductible for federal income tax purposes.

Distributions. Usually, the full amount of any distribution from an IRA or qualified plan (including a distribution from this Contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described below. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

•	A 10% “early distribution penalty”;
•	Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or
•	Failure to take a minimum distribution.

For Roth 401(k) accounts, only the earnings portion of distributions that are not qualified distributions are subject to income tax and the 10% “early distribution penalty.” The other penalties apply to the entire Roth 401(k) account.

Required Minimum Distribution Provisions and Payment Option

When you hold the Contract under an IRA (or other tax-favored plan), IRS required minimum distribution provisions must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For employment based retirement plans or arrangements, this generally can be deferred until the Participant retires, if later. The amount of the payment from the IRA or qualified plan must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

To determine the amount of any required minimum distributions the value of the Contract will be calculated based on the sum of the Contract Value and the actuarial value of any additional Death Benefits and benefits under the Contract. As a result, if amounts are distributed from the Contract to satisfy the required minimum distributions rules, the amount distributed may be larger than if the calculation were based on the Contract Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Contract and an increased amount of taxable income distributed to the Contract Owner, and a reduction of Death Benefits and the benefits of Prudential IncomeFlex.

You can use the minimum distribution option to satisfy the IRS required minimum distribution rules for this Contract without either beginning Annuity Payments or surrendering the Contract. We will distribute to you this required minimum distribution amount, less any other partial withdrawals that you made during the year. Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. Similarly, if the IRA that includes the Contract has other investments, you can choose to satisfy your minimum distribution requirement from those investments. Similar rules apply to distributions from plans under section 403 of the Code, which allows you to satisfy all of your minimum distribution requirements by taking distributions from one or more 403 accounts.

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Penalty for Early Withdrawals

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA or qualified plan (other than a plan under section 457 of the Code) before you attain age 59 1/2 .

Amounts are not subject to this tax penalty if:

•	the amount is paid on or after you reach age 59 1/2 or die;
•	the amount received is attributable to your becoming disabled; or
•

the amount paid or received is in the form of substantially equal payments not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will generally result in retroactive application of the 10% tax penalty.).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Withholding

Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on Annuity Payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

•	For any Annuity Payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with three exemptions;
•

For certain distributions from qualified plans (Plan Type C), which are not directly rolled over or transferred to another eligible qualified plan, we are required to withhold 20% for federal income tax. The 20% withholding requirement does not apply to (1) distributions for your life or life expectancy, or joint and last survivor expectancy of you and a designated Beneficiary; (2) distributions for a specified period of 10 years or more: (3) distributions required as minimum distributions; or (4) hardship distributions of salary deferral amounts. Amounts that are received under a Contract used in connection with a Section 457 Plan are treated as wages for federal income tax purposes and are, thus, subject to general withholding requirements.

•	For all other distributions, we will withhold at a 10% rate.

State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

Special Considerations Regarding Exchanges Involving 403(b) Arrangements

Recent IRS regulations may affect the taxation of 403(b) tax deferred annuity contract exchanges that occur after September 24, 2007. Certain transactions, often called “Revenue Ruling 90-24” exchanges or transfers, are a common non-taxable method to exchange one tax deferred annuity contract for another. The IRS has issued regulations that may impose restrictions on your ability to make such an exchange. The regulations are generally effective in 2009 but there is great uncertainty about their application to contract exchanges that take place during the period following September 24, 2007 and before January 1, 2009 (the “gap period”). Because of this uncertainty, it is possible that an exchange that takes place during the gap period may cause you to incur taxation on the value of the contract. But it is also possible that such an exchange will not have adverse tax consequences. Through industry groups, we are pursuing more IRS guidance on this critical issue. In the meantime, before you request an exchange during the gap period you should consult with your tax advisor.

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9:

What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity II? continued

ERISA Disclosure/Requirements

ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for these purposes, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found under Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity II?”

Information about sales of the Contract may be found under “Other Information” in Section 10.

In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

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10:

Other

Information

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (PRIAC)

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. PRIAC’s principal business address is 280 Trumbull Street, Hartford, CT, 06103. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”).

The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

THE SEPARATE ACCOUNT

We have established a Separate Account, the PRIAC Variable Contract Account A (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Connecticut law on October 6, 2006, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.

The assets of the Separate Account are held in the name of PRIAC and legally belong to us. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account, are, in accordance with the applicable Contracts, credited to or charged against the Separate Account without regard to other income, gains, or losses of PRIAC. Assets of the Separate Account may not be charged with liabilities arising out of any other business of PRIAC. However, all obligations under the Contract are PRIAC’s general corporate obligations. More detailed information about PRIAC, including its audited financial statements, is provided in the Statement of Additional Information.

TEXAS OPTIONAL RETIREMENT PROGRAM

The following special rules apply if you purchase the Contract in connection with the Texas Optional Retirement Program (“Texas Program”).

Under the terms of the Texas Program, Texas will make a contribution to your Contract. The Texas contribution will be credited to your Contract Value. Until you begin your second year of participation in the Texas Program, we have the right to withdraw the value of the Separate Account units purchased on your behalf with this Texas contribution. If you do not begin a second year of participation, then the value of the Separate Account units purchased with the Texas contribution will be withdrawn and returned to the State of Texas.

Under the Texas Program, withdrawals may be taken from the Contract only in the event of your death, retirement or termination of employment. During your participation in Texas Program you may, however, transfer the Contract Value to another contract issued by PRIAC, its affiliates, or other carriers approved under the Texas Program.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the securities offered through this prospectus. PIMS acts as the distributor of a number of annuity contracts and life insurance products we and our affiliates offer.

PIMS’s principal business address is Three Gateway Center, 14th Floor, 100 Mulberry Street, Newark, New Jersey 07102. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Contract is offered on a continuous basis. PIMS may enter distribution agreements with broker/dealers

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10:

Other Information continued

who are registered under the Exchange Act and with entities that may offer the Contract but are exempt from registration (firms). Applications for the Contract may be solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Contract directly to potential purchasers.

Commissions may be paid to firms on sales of the Contract according to one or more schedules. The individual representative would receive a portion of the compensation, depending on the practice of his or her firm. Any commission would be generally based on a percentage of Purchase Payments, up to a maximum of 8%.

We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Contract. Commissions and other compensation paid in relation to the Contract do not result in any additional charge to you or to the Separate Account not described in this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of PRIAC and/or the Contract on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Contract’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval to PIMS. A list of firms that PIMS paid pursuant to such arrangements, if any, is provided in the Statement of Additional Information which is available upon request.

To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different contract that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you not described in this prospectus. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

LITIGATION

PRIAC may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business.

In October 2007, PRIAC filed an action in the United States District Court for the Southern District of New York, Prudential Retirement Insurance & Annuity Co. v. State Street Global Advisors, in PRIAC’s fiduciary capacity and on behalf of certain defined benefit and defined contribution plan clients of PRIAC, against an unaffiliated asset manager, State Street Global Advisors (“SSgA”) and SSgA’s affiliate, State Street Bank and Trust Company (“State Street”). This action seeks, among other relief, restitution of certain losses attributable to certain investment funds sold by SSgA as to which PRIAC believes SSgA employed investment strategies and practices that were misrepresented by SSgA and failed to exercise the standard of care of a prudent investment manager. PRIAC also intends to

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vigorously pursue any other available remedies against SSgA and State Street in respect of this matter. Given the unusual circumstances surrounding the management of these SSgA funds and in order to protect the interests of the affected plans and their participants while PRIAC pursues these remedies, PRIAC is also implementing a process under which affected plan clients that authorize PRIAC to proceed on their behalf will receive payments from funds provided by PRIAC for the losses referred to above. In September of 2007, the Company recorded an expense, included in income from continuing operations before income taxes, of $80,808 thousand, reflecting these payments to plan clients and certain related costs.

Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of PRIAC in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on PRIAC’s financial position.

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10:

Other Information continued

ASSIGNMENT

This Contract must be used to fund an Individual Retirement Account or an employer based retirement plan or arrangement, and therefore you generally may not assign the Contract during your lifetime.

MISSTATEMENT OF AGE OR SEX — ANNUITY PAYMENTS

If there has been a misstatement of the age and/or sex of any person upon whose life Annuity Payments are based, then we will make adjustments to conform to the facts. As to Annuity Payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

MISSTATEMENTS AND CORRECTIONS AFFECTING THE PRUDENTIAL INCOMEFLEX BENEFIT

If we discover that your age, your spouse’s age or any other fact pertaining to our guarantees under the Prudential IncomeFlex Benefit was misstated, or we discover a clerical error, then, to the extent permitted by applicable law, we will make adjustments to any fees, guarantees or other values under this Annuity to reasonably conform to the facts following our established procedures, which shall be applied on a uniform basis.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

•	Company
•	Experts
•	Principal Underwriter
•	Payments Made to Promote Sale of Our Products
•	Allocation of Initial Purchase Payment
•	Determination of Accumulation Unit Values
•	Federal Tax Status
•	Financial Statements

HOUSEHOLDING

To reduce costs, we now send only a single copy of prospectuses and shareholder reports to each consenting household, in lieu of sending a copy to each Contract Owner that resides in the household. If you are a member of such a household, you should be aware that you can revoke your consent to householding at any time, and begin to receive your own copy of prospectuses and shareholder reports, by calling (877) 778-2100.

CONTRACT OWNER INQUIRIES

Contract Owner inquiries can be made to the Prudential Retirement Service Center by calling (877) 778-2100 or write us at 30 Scranton Office Park, Scranton, PA 18507-1789.

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PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL RETIREMENT SECURITY ANNUITY II DESCRIBED IN PROSPECTUS

(print your name)

(address)

(city/state/zip code)

MAILING ADDRESS:

PRUDENTIAL RETIREMENT SERVICE CENTER

30 Scranton Office Park,

Scranton, PA 18507-1789

STATEMENT OF ADDITIONAL INFORMATION: December 3, 2007

PRIAC VARIABLE CONTRACT ACCOUNT A

PRUDENTIAL RETIREMENT SECURITY ANNUITY II

The Prudential Retirement Security Annuity II (the “Contract”) is a flexible premium deferred contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”). The Contract is funded through the PRIAC Variable Contract Account A (the “Account”). The Contract is purchased by making an initial purchase payment in Plan Type A or Plan Type B of $20,000 or more. This initial minimum does not apply to Plan Type C. With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $50 at any time during the Accumulation Phase. We currently waive this minimum purchase amount. Any minimum we impose may vary by plan type.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prudential Retirement Security Annuity II prospectus, dated December 3, 2007. To obtain a copy of the prospectus, without charge, you can write to the Prudential Retirement Service Center, 30 Scranton Office Park, Scranton, PA 18507-1789, or contact us by telephone at (800) 458-6333.

TABLE OF CONT ENTS

Prudential Retirement Insurance and Annuity Company	Prudential Retirement Service Center
280 Trumbull Street	30 Scranton Office Park
Hartford, CT 06103-3509	Scranton, PA 18507-1789

Telephone: (860) 534-2000	Telephone: (800) 458-6333

Prudential IncomeFlex® is a service mark of The Prudential Insurance Company of America.

COMPANY

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”). The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the contract.

EXPERTS

The financial statements of PRIAC as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and December 31, 2005, the nine months ended December 31, 2004 and the three months ended March 31, 2004 included in this Statement of Additional Information have been so included in the reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 100 Pearl Street, Hartford, Connecticut 06103.

PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC (“PIMS”), an indirect wholly-owned subsidiary of Prudential Financial, Inc., offers the Contract on a continuous basis through corporate office and regional home office employees in those states in which Contracts may be lawfully sold. It may also offer the Contract through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

During 2006, 2005 and 2004 the Contract was not available and therefore no payments were made to PIMS for services as principal underwriter.

PRIAC may pay commissions to broker/dealers that sell the Contract according to one or more schedules, and also may pay non-cash compensation. In addition, PRIAC may pay trail commissions to registered representatives who maintain an ongoing relationship with a Contract Owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Contract and the amount of time that the Contract has been in effect.

PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of PRIAC or PIMS on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Contract’s features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm’s registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PIMS also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PIMS may pay which are broadly defined as follows:

•

Percentage Payments based upon “Assets under Management” or “AUM”: This type of payment is a percentage payment that is based upon the total amount held in all PRIAC products that were sold through the firm (or its affiliated broker-dealers).

•

Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under PRIAC annuity products sold through the firm (or its affiliated broker-dealers).

•

Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial Purchase Payment to your Contract within two Business Days from the day on which we receive your payment at the Prudential Retirement Service Center. However, we may employ a different procedure than this if your Contract purchase is in the form of several amounts originating from different sources. Specifically, if the first of such sums that we receive amounts to less than the minimum initial Purchase Payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 30 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial Purchase Payment and any other “Good Order” information that we need, we will thereafter allocate your Purchase Payment in the manner that you have specified.

2

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Business Day. On any given Business Day the value of a unit in each sub-account will be determined by multiplying the value of a unit of that sub-account for the preceding Business Day by the net change factor for that sub-account for the current Business Day. The net change factor for any Business Day is determined by dividing the value of the assets of the sub-account for that day by the value of the assets of the sub-account for the preceding Business Day (ignoring, for this purpose, changes resulting from new Purchase Payments and withdrawals), and adjusting the result for the daily equivalent of the annual charge for all insurance and administrative expenses. (See “What Are The Expenses Associated With the Prudential Retirement Security Annuity Contract?” and “Calculating Contract Value” in the prospectus.) The value of the assets of a sub-account is determined by multiplying the number of shares of the American Skandia Trust (“AST”) or other funds held by that sub-account by the net asset value of each share and adding the value of dividends declared by AST or other fund but not yet paid.

As we have indicated in the prospectus, Prudential Retirement Security Annuity II is a Contract that allows you to select or decline benefit options that carry specific asset-based charges. We maintain a unique unit value corresponding to each such Contract feature.

FEDERAL TAX STATUS

Other Tax Rules

1.	Diversification

The Internal Revenue Code provides that the underlying investments for the Variable Investment Options must satisfy certain diversification requirements. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. We believe the portfolios underlying the Variable Investment Options for the Contract meet these diversification requirements.

2.	Investor Control

Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

3.	Entity Owners

Where a Contract is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the Contract will not be taxed as an annuity and increases in the value of the Contract over its cost basis will be subject to tax annually.

4.	Generation-Skipping Transfers

If you transfer your Contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37  1/2 years younger than you, there may be generation-skipping transfer tax consequences.

FINANCIAL STATEMENTS

The financial statements for Prudential Retirement Insurance and Annuity Company included herein should be distinguished from the financial statements of the Account, and should be considered only as a bearing upon the ability of PRIAC to meet its obligations under the Contract.

The Separate Account had not commenced operations or engaged in any financial transactions as of December 31, 2006, and therefore Separate Account financial statements are not included in the Statement of Additional Information.

3

THE PRUDENTIAL RETIREMENT INSURANCE

AND ANNUITY COMPANY

Financial Statements and

Report of Independent Auditors

December 31, 2006 and 2005

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Financial Position

December 31, 2006 and 2005 (in thousands)

	2006	2005
ASSETS
Fixed maturities, available for sale, at fair value (amortized cost: 2006—$2,798,937; 2005—$1,226,929)	$2,816,244	$1,212,428
Trading account assets supporting insurance liabilities, at fair value	13,114,452	12,759,541
Equity securities, available for sale, at fair value (cost: 2006—$77,830; 2005—$81,476)	77,494	77,304
Commercial loans	3,876,702	3,990,885
Other long-term investments	103,468	144,522
Short-term investments and other	56,541	37,931

Total investments	20,044,901	18,222,611

Cash and cash equivalents	10,858	12,177
Accrued investment income	184,377	164,563
Reinsurance recoverables	1,282,827	2,913,146
Deferred tax asset, net	135,518	205,014
Valuation of business acquired	295,767	301,638
Goodwill	424,427	424,427
Other assets	198,051	336,092
Separate account assets	38,045,857	33,121,711

TOTAL ASSETS	$60,622,583	$55,701,379

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES
Future policy benefits	$1,590,060	$14,331
Policyholders’ account balances	16,978,843	16,849,600
Reinsurance payables	1,282,247	2,897,323
Securities sold under agreements to repurchase	—	130,291
Cash collateral for loaned securities	381,348	315,118
Other liabilities	257,859	407,323
Separate account liabilities	38,045,857	33,121,711

Total liabilities	58,536,214	53,735,697

STOCKHOLDER’S EQUITY
Common stock ($100 par value; 30,000 shares authorized and 25,000 shares issued and outstanding at December 31, 2006 and 2005)	2,500	2,500
Additional paid-in capital	1,820,014	1,918,307
Accumulated other comprehensive income (loss)	11,054	(12,098)
Retained earnings	252,801	56,973

Total stockholder’s equity	2,086,369	1,965,682

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$60,622,583	$55,701,379

See Notes to Financial Statements

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Operations

Years Ended December 31, 2006 and 2005, Nine months ended December 31, 2004, and Three months ended

March 31, 2004 (in thousands)

	Successor	Successor	Successor	Predecessor
	2006	2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
REVENUES
Premiums	$245	$4,077	$2,491	$36
Policy charges and fee income	122,100	129,821	104,888	—
Net investment income	978,350	848,050	570,880	50
Realized investment gains (losses), net	(53,583)	(20,711)	(21,691)	—
Asset management fees	239,578	215,827	159,418	102
Investment losses on trading assets supporting insurance liabilities	(7,452)	(219,588)	(110,579)	—
Other income	47,207	69,065	38,029	—

Total revenues	1,326,445	1,026,541	743,436	188

BENEFITS AND EXPENSES
Interest credited to policyholders’ account balances	686,798	534,865	393,740	36
Policyholders’ benefits	67,932	4,548	3,479	—
Salaries and other employee expenses	153,335	119,489	85,467	—
Asset management fees	72,932	64,829	44,505	—
VOBA and other intangible amortization, net of interest	8,594	29,315	19,670	—
Other general and administrative expenses	143,264	187,401	131,702	109

Total general, administrative and other expenses	378,125	401,034	281,344	109

Total benefits and expenses	1,132,855	940,447	678,563	145

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	193,590	86,094	64,873	43

Income taxes:
Current	886	(25,600)	22,861	8
Deferred	23,177	31,232	365	—

Total income tax expense	24,063	5,632	23,226	8

INCOME FROM CONTINUING OPERATIONS	169,527	80,462	41,647	35

Income from discontinued operations, net of taxes	63,008	4,212	2,812	—

NET INCOME	$232,535	$84,674	$44,459	$35

See Notes to Financial Statements

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Stockholder’s Equity

Years Ended December 31, 2006 and 2005, Nine months ended December 31, 2004, and Three months ended March 31, 2004 (in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
Balance, December 31, 2003 (Predecessor)	$2,500	$3,400	$3,713	$91	$9,704
Comprehensive income:
Net Income	—	—	35	—	35
Other comprehensive income (loss), net of tax:	—	—	—	—	—

Total comprehensive income					35

Balance, March 31, 2004 (Predecessor)	2,500	3,400	3,748	91	9,739

Acquisition purchase accounting adjustments	—	2,097,517	(3,748)	(91)	2,093,678

Balance, April 1, 2004 Opening balance sheet (Successor)	2,500	2,100,917	—	—	2,103,417
Capital contribution from parent	—	56,000	—	—	56,000
Return of capital to parent	—	(175,000)	—	—	(175,000)
Comprehensive income:
Net income	—	—	44,459	—	44,459
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains	—	—	—	3,134	3,134

Other comprehensive income					3,134

Total comprehensive income					47,593

Balance, December 31, 2004 (Successor)	2,500	1,981,917	44,459	3,134	2,032,010
Dividend to parent	—	—	(72,160)	—	(72,160)
Return of capital to parent	—	(63,610)	—	—	(63,610)
Comprehensive income:
Net income	—	—	84,674	—	84,674
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains	—	—	—	(15,232)	(15,232)

Other comprehensive loss					(15,232)

Total comprehensive income					69,442

Balance, December 31, 2005 (Successor)	2,500	1,918,307	56,973	(12,098)	1,965,682
Dividend to parent	—	—	(36,707)	—	(36,707)
Return of capital to parent	—	(98,293)	—	—	(98,293)
Comprehensive income:
Net income	—	—	232,535	—	232,535
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains	—	—	—	23,152	23,152

Other comprehensive income					23,152

Total comprehensive income					255,687

Balance, December 31, 2006 (Successor)	$2,500	$1,820,014	$252,801	$11,054	$2,086,369

See Notes to Financial Statements

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Cash Flows

Years Ended December 31, 2006 and 2005, Nine months ended December 31, 2004, and Three months ended March 31, 2004 (in thousands)

	Successor	Successor	Successor	Predecessor
	2006	2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$232,535	$84,674	$44,459	$35
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment losses, net	53,583	20,711	21,691	—
Policy charges and fee income	(107,272)	(151,416)	(87,019)	—
Interest credited to policyholders’ account balances	686,798	534,865	393,740	36
Depreciation and amortization, including premiums and discounts	60,602	110,389	97,590	—
Change in:
Deferred policy acquisition costs	(25,566)	(21,129)	(13,705)	—
Future policy benefits and other insurance liabilities	(80,147)	2,726	2,139	(116)
Trading account assets supporting insurance liabilities	(228,443)	(824,395)	(1,313,139)	—
Income taxes payable	—	(24,375)	24,314	61
Due to/from parent and affiliates	(41,095)	33,662	825	17
Other, net	(62,605)	(144,150)	442,058	(87)

Cash flows from (used in) operating activities	488,390	(378,438)	(387,047)	(54)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale/maturity/prepayment of:
Fixed maturities, available for sale	684,416	1,241,749	155,446	315
Equity securities, available for sale	1,846	12,502	3,020	—
Commercial loans	1,019,465	1,280,856	966,263	—
Other long-term investments	204,209	33,738	292,465	—
Short-term investments	638,171	386,101	279,515	—
Payments for the purchase of:
Fixed maturities, available for sale	(918,432)	(1,226,749)	(284,763)	—
Equity securities, available for sale	(4,190)	—	(82,141)	—
Commercial loans	(641,965)	(613,613)	(389,155)	—
Other long-term investments	(87,431)	(90,304)	(19,058)	—
Short-term investments	(656,460)	(281,637)	(225,442)	(200)
Change in notes receivable	(47,323)	(25,000)	—	—

Cash flows from investing activities	192,306	717,643	696,150	115

CASH FLOWS FROM FINANCING ACTIVITIES
Policyholders’ account deposits	5,890,747	8,261,134	4,063,060	—
Policyholders’ account withdrawals	(6,341,029)	(8,969,916)	(4,265,610)	—
Net change in securities sold under agreements to repurchase and cash collateral for loaned securities	(64,062)	443,777	—	—
Cash contribution from parent	—	—	56,000	—
Cash dividend paid to parent	(36,707)	(72,160)	—	—
Cash return of capital to parent	(98,293)	(63,610)	(175,000)	—
Net cash from reinsurance arrangements	—	—	43,350	—
Net change in financing arrangements (maturities of 90 days or less)	(32,462)	42,682	—	—

Cash flows used in financing activities	(681,806)	(358,093)	(278,200)	—

Effect of foreign exchange rate changes on cash balances	(209)	—	1	—

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,319)	(18,888)	30,904	61
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,177	31,065	161	100

CASH AND CASH EQUIVALENTS, END OF YEAR	$10,858	$12,177	$31,065	$161

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$551	$915	$—	$—

Interest paid	$48	$370	$—	$—

See Notes to Financial Statements

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

1. BUSINESS

Prudential Retirement Insurance and Annuity Company (the “Company”) is a wholly owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”), which in turn is an indirect wholly owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”). On April 1, 2004, Connecticut General Life Insurance Company (“CGLIC”) sold the retirement business of CIGNA Corporation for $2.12 billion, including $2.10 billion of cash consideration and $20 million of transaction costs, to Prudential Insurance. The sale of this business included the purchase by Prudential Insurance of all the shares of CIGNA Life Insurance Company. Concurrent with the acquisition, CIGNA Life Insurance Company entered into reinsurance arrangements with wholly-owned subsidiaries of CIGNA Corporation (collectively, “CIGNA”) to effect the transfer of the retirement business included in the transaction to Prudential Insurance. Subsequent to the sale, the name of CIGNA Life Insurance Company was changed to Prudential Retirement Insurance and Annuity Company.

The Company provides retirement-plan products and services to public, private, and not-for-profit organizations. Specifically, the Company offers plan sponsors and their participants a broad range of products and services to assist in the delivery and administration of defined contribution and defined benefit qualified and non-qualified retirement plans, including recordkeeping and administrative services, comprehensive investment offerings and advisory services to assist plan sponsors in managing fiduciary obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company and reflect the purchase method of accounting which was used to record the fair values of assets acquired and liabilities assumed by Prudential Insurance and “pushed-down” to the Company. Accordingly, as of April 1, 2004, the historical retained earnings of the Company were reduced to zero with the assets and liabilities reflecting a new cost basis. The new cost basis of the assets and liabilities were established in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.”

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining goodwill, valuation of business acquired, valuation of investments including derivatives, future policy benefits, provision for income taxes, and deferred policy acquisition costs.

Investments

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as “available for sale” are carried at fair value. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount, is included in “Net investment income.” The amortized cost of fixed maturities is written down to fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as “available for sale,” net of tax, are included in “Accumulated other comprehensive income (loss).”

The fair values of public fixed maturity securities are based on quoted market prices or estimates from independent pricing services. However, for investments in private placement fixed maturity securities, this information is not available. For these private fixed maturities, the fair value is determined typically by using a discounted cash flow model, which relies upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

transactions and takes into account, among other things, the credit quality of the issuer and the reduced liquidity associated with private placements. Historically, changes in estimated future cash flows or the assessment of an issuer’s credit quality have been the more significant factors in determining fair values.

“Trading account assets supporting insurance liabilities, at fair value” include assets that support certain products which are experience rated, and therefore the investment results associated with these products will ultimately accrue to contractholders. Realized and unrealized gains and losses for these assets are reported in “Investment losses on trading assets supporting insurance liabilities.” Interest and dividend income from these assets is reported in “Net investment income.” The investment results that ultimately accrue to contractholders are reported in “Interest credited to policyholders’ account balances.”

“Equity securities, available for sale” are comprised of common and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, are included in “Accumulated other comprehensive income (loss).” The cost of equity securities is written down to fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments.

Commercial loans are carried at unpaid principal balances, net of unamortized premiums or discounts and an allowance for losses. Commercial loans acquired are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances. Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, is included in “Net investment income.” The allowance for losses includes a loan specific reserve for non-performing loans and a portfolio reserve for probable incurred but not specifically identified losses. Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. These loans are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on non-performing loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income, based on the Company’s assessment as to the collectibility of the principal. The Company discontinues accruing interest on non-performing loans after the loans are 90 days delinquent as to principal or interest, or earlier when the Company has doubts about collectibility. When a loan is deemed non-performing, any accrued but uncollectible interest is charged to interest income in the period the loan is deemed non-performing. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for probable incurred but not specifically identified losses considers the Company’s past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors. The changes in the allowance for loan losses are reported in “Realized investment gains (losses), net.”

Securities repurchase agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase agreements are generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase agreements are collateralized by cash and U.S. government and government agency securities. Securities loaned are collateralized principally by cash or U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

Securities repurchase agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently reacquired, as specified in the respective agreements. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same or substantially the same as those sold. Income and expenses related to these transactions used to earn spread income are reported as “Net investment income.”

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company’s securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are reported as “Net investment income.”

Other long-term investments consist of the Company’s investments in joint ventures, limited partnerships, and other investments. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company’s interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company’s income and expenses from investments in joint ventures and partnerships is included in “Net investment income.”

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Real estate which the Company has the intent to hold for the production of income is carried at depreciated cost less any writedowns to fair value for impairment losses and is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Real estate held for disposal is carried at the lower of depreciated cost or fair value less estimated selling costs and is not further depreciated once classified as such. An impairment loss is recognized when the carrying value of the investment real estate exceeds the estimated undiscounted future cash flows (excluding interest charges) from the investment. At that time, the carrying value of the investment real estate is written down to fair value. Decreases in the carrying value of investment real estate held for the production of income and impairments are recorded in “Realized investment gains (losses), net.” Depreciation on real estate held for the production of income is computed using the straight-line method over the estimated lives of the properties, and is included in “Net investment income.” In the period a real estate investment is deemed held for disposal and meets all of the discontinued operation criteria, the Company reports all related net investment income and any resulting investment gains and losses, net of taxes, as discontinued operations for all periods presented.

“Short-term investments” consist of highly liquid debt instruments with original maturities of greater than three months and less than twelve months when purchased, other than those debt instruments meeting this definition that are included in “Trading account assets supporting insurance liabilities, at fair value.” These investments are carried at amortized cost which, because of their short term, approximates fair value.

Realized investment gains (losses) are computed using the specific identification method. Adjustments to the costs of fixed maturities and equity securities for other than temporary impairments are included in “Realized investment gains (losses), net.” In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited to the following: (1) the extent (generally if greater than 20%) and the duration (generally if greater than six months) of the decline; (2) the reasons for the decline in value (credit event or interest rate); (3) the Company’s ability and intent to hold the investment for a period of time to allow for a recovery of value; and (4) the financial condition of and near-term prospects of the issuer. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, real estate investments, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for other than temporary impairments. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on commercial loans, fair value changes on embedded derivatives and derivatives that do not qualify for hedge accounting treatment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other debt instruments with original maturities of three months or less when purchased, other than cash equivalents that are included in “Trading account assets supporting insurance liabilities, at fair value.”

Reinsurance Recoverables and Payables

Reinsurance recoverables and payables primarily include receivables and corresponding payables associated with the modified coinsurance arrangements used to effect the Company’s acquisition of the retirement businesses of CIGNA. The reinsurance recoverables and the reinsurance payables associated with this acquisition are each $1.3 billion and $2.9 billion at December 31, 2006 and 2005, respectively. See Note 10 for additional information about these arrangements.

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at fair value and represent segregated funds that are invested for certain policyholders, pension funds and other customers. The assets consist of equity securities, fixed maturities, real estate related investments, real estate mortgage loans, short-term investments, and derivative instruments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers. The investment income and realized investment gains or losses from separate accounts accrue to the policyholders and are not included in the Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Policy charges and fee income.” Asset management fees charged to the accounts are included in “Asset management fees.”

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Valuation of Business Acquired

As a result of the acquisition of the retirement business of CIGNA and the application of purchase accounting, the Company reports a financial asset representing the valuation of business acquired (“VOBA”). VOBA represents the present value of future profits in excess of the cost of capital embedded in the acquired business. VOBA is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. Future positive cash flows include investment spreads, and fees and other charges assessed to the contracts for as long as they remain in force, while future negative cash flows include costs to administer the contracts and taxes. Contract balances are projected using assumptions for add-on deposits, participant withdrawals, contract surrenders, and investment returns. Gross profits are then determined based on investment spreads and the excess of fees and other charges over the costs to administer the contracts. VOBA is further explicitly adjusted to reflect the cost associated with the capital invested in the business. The Company amortizes VOBA over the effective life of the acquired contracts. The majority of VOBA is amortized in proportion to gross profits arising principally from fees in excess of actual expense based upon historical and estimated future experience, which is updated periodically. The remainder of this VOBA is amortized based on gross revenues, fees, or the change in policyholders’ account balances, as applicable. The effect of changes in gross profits on unamortized VOBA is reflected in the period such estimates of expected future profits are revised.

Other Assets and Other Liabilities

Other assets consist primarily of deferred policy acquisition costs, investment receivables, intangible assets related to the CIGNA acquisition, property and equipment, trade receivables, and other miscellaneous assets.

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy issuance and underwriting, and variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the end of each accounting period. For group annuity defined contribution and defined benefit contracts, acquisition expenses are deferred and amortized over approximately twenty years in proportion to gross profits.

Property and equipment purchased as part of the CIGNA acquisition are carried at cost less accumulated depreciation. New property and equipment used by the Company is purchased by the Company’s parent, Prudential Insurance, and depreciation expenses are allocated to the Company. Depreciation of the existing property and equipment on the Company’s balance sheet is depreciated using the straight-line method over the estimated useful lives of the related assets. The remaining estimated useful life is up to 5 years.

Other liabilities consist primarily of income taxes payable, outstanding check drafts and general expense payables.

Future Policy Benefits

The Company’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality and retirement experience. For annuity products, expected mortality is generally based on a modification of standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns, including a provision for administrative expenses and adverse deviation. Although mortality and interest rate assumptions are “locked-in”, significant changes in experience or assumptions may require the Company to provide for expected future losses by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

Policyholders’ Account Balances

The Company’s liability for policyholders’ account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest allocated and certain realized and unrealized investment gains and losses that ultimately accrue to contractholders related to experience rated products, less policyholder withdrawals and other charges assessed against the account balance.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Contingent Liabilities

Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition

Premiums from non-participating single premium immediate annuities with life contingencies are recognized when due. A liability for future policy benefits is recorded when premiums are due as discussed in Future Policy Benefits above.

Amounts received as payment for participating group annuities are reported as deposits to “Policyholders’ account balances.” Revenues from these contracts are reflected in “Policy charges and fee income,” consisting primarily of fees assessed during the period against the policyholders’ account balances for policy administration charges. Benefits and expenses for these products include interest allocated to policyholders’ account balances.

Other Income

Other income principally includes the results of a modified-coinsurance-with-assumption arrangement with CIGNA associated with defined benefit guaranteed-cost contracts. See Note 10 for additional information about this arrangement.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices or the values of securities or commodities. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options and may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior, used in pricing models.

Derivatives are used to manage the characteristics of the Company’s asset/liability mix, manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded as assets, within “Other long-term investments,” or as liabilities, within “Other liabilities,” in the Statement of Financial Position, except for embedded derivatives, which are recorded in the Statement of Financial Position with the associated host contract. As discussed in detail below and in Note 17, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the operating or investing activities section in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment (“fair value” hedge); (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge); (3) a foreign-currency fair value or cash flow hedge (“foreign currency” hedge); or (4) a derivative entered into as an economic hedge that does not qualify for hedge accounting. During the years ended December 31, 2006, 2005, and 2004 derivatives qualifying for hedge accounting were not material.

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in “Realized investment gains (losses), net” without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that may contain derivative instruments that are “embedded” in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in “Realized investment gains (losses), net.”

Income Taxes

The Company was acquired by The Prudential Insurance Company of America on April 1, 2004. Due to provisions in the Internal Revenue Code, the Company will not be eligible to join in the filing of the Prudential Financial federal income tax return until 2010. As a result, the Company will file a separate federal tax return through 2009.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company plans to adopt this guidance effective January 1, 2008. The Company is currently assessing the impact of SFAS No. 157 on the Company’s financial position and results of operations.

In September 2006, the staff of the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” The interpretations in this SAB express the staff’s views regarding the process of quantifying financial statement misstatements. Specifically, the SEC staff believes that registrants must quantify the impact on current period financial statements of correcting all misstatements, including both those occurring in the current period and the effect of reversing those that have accumulated from prior periods. This SAB should be applied beginning with the first fiscal year ending after November 15, 2006, with early adoption encouraged. Since the Company’s method for quantifying financial statement misstatements already considers those occurring in the current period and the effect of reversing those that have accumulated from prior periods, the adoption of SAB No. 108 had no effect on the financial position or results of operations of the Company.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt FIN No. 48 on January 1, 2007. The Company’s adoption of this guidance will not have a material effect on the Company’s financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments.” This statement provides an election, on an instrument by instrument basis, to measure at fair value an entire hybrid financial instrument that contains an embedded derivative requiring bifurcation, rather than measuring only the embedded derivative on a fair value basis. This statement also eliminates an exception from the requirement to bifurcate an embedded derivative feature from beneficial interests in securitized financial assets. The Company has used this exception for investments the Company has made in securitized financial assets in the normal course of operations, and thus has not previously had to consider whether such investments contain an embedded derivative. The new requirement to identify embedded derivatives in beneficial interests will be applied on a prospective basis only to beneficial interests acquired, issued, or subject to certain remeasurement conditions after the adoption of the guidance. The Company expects to adopt this guidance effective January 1, 2007. The Company’s adoption of this guidance is not expected to have a material effect on the Company’s financial position or results of operations.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This FSP provides impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities, primarily by referencing existing accounting guidance. It also requires income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The Company adopted this guidance effective January 1, 2006, and it did not have a material effect on the Company’s results of operations.

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract, and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company expects to adopt SOP 05-1 on January 1, 2007. The Company’s adoption of this guidance will not have a material effect on the Company’s financial position or results of operations.

In June 2005, the EITF of the FASB reached a consensus on Issue No. 04-5, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights.” This Issue first presumes that general partners in a limited partnership control that partnership and should therefore consolidate that partnership, and then provides that the general partners may overcome the presumption of control if the limited partners have: (1) the substantive ability to dissolve or liquidate the limited partnership, or otherwise to remove the general partners without cause or (2) the ability to participate effectively in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business. This guidance became effective for new or amended arrangements after June 29, 2005, and became effective January 1, 2006 for all arrangements existing as of June 29, 2005 that remain unmodified. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

In December 2003, the FASB issued FIN No. 46(R), “Consolidation of Variable Interest Entities,” which revised the original FIN No. 46 guidance issued in January 2003. FIN No. 46(R) addresses whether certain types of entities, referred to as variable interest entities (“VIEs”), should be consolidated in a company’s financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if, as the primary beneficiary, it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns. On March 31, 2004, the Company implemented FIN No. 46(R) for relationships with potential VIEs. The transition to FIN No. 46(R) did not have a material effect on the Company’s financial position or results of operations.

In December 2003, the AcSEC of the AICPA issued SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” The AcSEC issued this SOP to address the need for interpretive guidance regarding accounting for newly acquired loans or debt securities with evidence of deterioration of credit quality since origination. The Company’s adoption of SOP 03-3 on January 1, 2005 did not have a material effect on the Company’s financial position or results of operations.

In July 2003, the AcSEC of the AICPA issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” The AcSEC issued this SOP to address the need for interpretive guidance in three areas: separate account presentation and valuation; the classification and valuation of certain long-duration contract liabilities; and the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses).

The Company adopted SOP 03-1 effective January 1, 2004. One element of this guidance addressed the accounting for liabilities related to insurance products that provide contractholders with a return based on a contractually referenced pool of investments. These products pass the economics related to the referenced pool of investments to the contractholder. Effective with the Company’s adoption of SOP 03-1, the contractholder liabilities associated with these products are required to be adjusted for changes in the fair value of the related pool of investments. The Company did not have a cumulative effect from adopting SOP 03-1. In September 2004, the AICPA SOP 03-1 Implementation Task Force issued a Technical Practice Aid (“TPA”) to clarify certain aspects of SOP 03-1. The TPA did not have a material impact on the Company’s financial position or results of operations.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

In June 2004, the FASB issued FSP No. 97-1, “Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability.” FSP 97-1 clarifies the accounting for unearned revenue liabilities of certain universal-life type contracts under SOP 03-1. The Company’s adoption of FSP 97-1 on July 1, 2004 did not change the accounting for unearned revenue liabilities and, therefore, had no impact on the Company’s financial position or results of operations.

3. PURCHASE PRICE AND INTEGRATION

Prudential Insurance’s acquisition of the Company was accounted for by applying the purchase method of accounting prescribed by Statement of Financial Accounting Standards No. 141. The purchase accounting adjustments have been “pushed-down” to the Company, as applicable. Accordingly, the assets and liabilities were recorded at their fair values as of the date of acquisition. The most significant adjustments related to the value of the unamortized DAC asset being assigned a value of zero and an asset for VOBA was established for $343 million.

The following table presents an allocation of the purchase price to assets acquired and liabilities assumed:

(in thousands)
Total invested assets at fair value (1)	$16,927,471
Cash and cash equivalents	43,511
Accrued investment income	179,784
Valuation of business acquired (“VOBA”)	342,636
Goodwill	424,427
Deferred tax asset	230,300
Reinsurance recoverable(2)	35,183,557
Other assets	172,731
Separate account assets	25,232

Total assets acquired	53,529,649

Future policy benefits – assumed	(9,466)
Policyholders’ account balances – assumed	(15,864,999)
Reinsurance payable (2)	(35,183,557)
Other liabilities	(342,978)
Separate account liabilities	(25,232)

Total liabilities assumed	(51,426,232)

Net assets acquired	$2,103,417

(1)	Total invested assets include $11.1 billion of “Trading account assets supporting insurance liabilities,” which is primarily comprised of fixed maturities.
(2)	The reinsurance recoverable and reinsurance payable amounts represent amounts receivable and payable under the modified coinsurance arrangements and have not been adjusted to reflect the Company’s subsequent retention of the defined benefit guaranteed-cost contracts.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

4. DISCONTINUED OPERATIONS

As part of the acquisition of the retirement business of CIGNA, the Company acquired three commercial real estate properties that meet the criteria for discontinued operations accounting treatment. It has been and continues to be the Company’s intention to dispose of these properties through a sale to external investors. One of the properties was sold in 2006 and the Company expects to sell the other two in 2007. Gains from these properties, including charges upon disposition, for the years ended December 31, 2006 and 2005, the nine months ended December 31, 2004, and the three months ended March 31, 2004 are as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Real Estate investments sold or held for sale (1)	$96,935	$6,480	$4,326	$—

Income tax expense (benefit)	$33,927	$2,268	$1,514	$—

Income from discontinued operations, net of taxes	$63,008	$4,212	$2,812	$—

The Company’s Statements of Financial Position include total assets and total liabilities related to discontinued businesses of $78,690 thousand and $42,741 thousand, respectively, at December 31, 2006, and $178,800 thousand and $42,810 thousand, respectively, at December 31, 2005.

(1)	In the third quarter of 2006, the Company recorded a $96 million gain on the sale of one of the three properties.

5. INVESTMENTS

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) at December 31:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$38,061	$356	$416	$38,001
Obligations of U.S. states and their political subdivisions	4,171	75	14	4,232
Foreign government bonds	54,814	3,310	23	58,101
Corporate securities	2,467,665	33,323	19,256	2,481,732
Mortgage-backed securities	234,226	988	1,036	234,178

Total fixed maturities, available for sale	$2,798,937	$38,052	$20,745	$2,816,244

Equity securities, available for sale	$77,830	$418	$754	$77,494

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$17,852	$42	$240	$17,654
Obligations of U.S. states and their political subdivisions	16,125	202	238	16,089
Foreign government bonds	33,892	2,132	87	35,937
Corporate securities	1,054,076	3,263	17,939	1,039,400
Mortgage-backed securities	104,984	129	1,765	103,348

Total fixed maturities, available for sale	$1,226,929	$5,768	$20,269	$1,212,428

Equity securities, available for sale	$81,476	$25	$4,197	$77,304

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

The amortized cost and fair value of fixed maturities by contractual maturities at December 31, 2006, is as follows:

	Available for Sale
	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$61,959	$61,337
Due after one year through five years	562,523	559,060
Due after five years through ten years	833,434	840,357
Due after ten years	1,106,795	1,121,313
Mortgage-backed securities	234,226	234,177

Total	$2,798,937	$2,816,244

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

The following table depicts the sources of fixed maturity proceeds and related gross investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Fixed maturities, available for sale:
Proceeds from sales	$514,613	$968,648	$71,758	$—
Proceeds from maturities/repayments	175,003	235,354	83,688	315
Gross investment gains from sales, prepayments and maturities	5,060	1,422	2,601	—
Gross investment losses from sales and maturities	(13,163)	(11,223)	(909)	—

Fixed maturity and equity security impairments:
Writedowns for impairments of fixed maturities	$(1,128)	$(487)	$(181)	$—
Writedowns for impairments of equity securities	—	—	—	—

Trading Account Assets Supporting Insurance Liabilities

The following table sets forth the composition of “Trading account assets supporting insurance liabilities” at December 31:

	2006		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)		(in thousands)
Short-term investments and cash equivalents	$298,595	$298,595	$317,236	$317,236

Fixed maturities:
U.S. government corporations and agencies and obligations of U.S. states	122,946	122,317	163,521	162,410
Foreign government bonds	49,887	48,911	74,704	72,933
Corporate securities	10,616,632	10,425,908	9,813,993	9,578,635
Mortgage-backed securities	1,932,915	1,904,729	2,299,549	2,255,001

Total fixed maturities	12,722,380	12,501,865	12,351,767	12,068,979
Equity Securities	351,168	313,992	407,104	373,326
Total trading account assets supporting insurance liabilities	$13,372,143	$13,114,452	$13,076,107	$12,759,541

Net change in unrealized gains (losses) from trading account assets supporting insurance liabilities still held at period end, recorded within “Revenue on Trading Assets Supporting Insurance Liabilities” were $58,905 thousand and ($204,262) thousand for the twelve months ended December 31, 2006 and 2005, respectively, ($112,336) thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Commercial Loans

The Company’s commercial loans, which are all collateralized, are comprised as follows at December 31:

	2006		2005
	Amount (in thousands)	% of Total	Amount (in thousands)	% of Total
Commercial loans by property type
Office buildings	$905,085	23%	$1,126,034	28%
Retail stores	781,128	20%	815,520	20%
Apartment complexes	552,898	14%	545,278	14%
Industrial buildings	753,818	20%	743,011	19%
Agricultural properties	80,870	2%	32,693	1%
Other	812,543	21%	735,362	18%

Total collateralized loans	3,886,342	100%	3,997,898	100%

Valuation allowance	(9,640)		(7,013)

Total net commercial loans	$3,876,702		$3,990,885

The commercial loans are geographically dispersed throughout the United States and Canada with the largest concentrations in California (17%), Virginia (7%), Texas (7%) and New Jersey (7%) at December 31, 2006.

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Allowance for losses, beginning of year	$7,013	$5,017	$—	$—
Change in allowance for losses	3,062	1,996	5,566	—
Charge-offs, net of recoveries	(435)	—	(549)	—

Allowance for losses, end of year	$9,640	$7,013	$5,017	$—

Non-performing commercial loans identified in management’s specific review of probable loan losses and the related allowance for losses at December 31, are as follows:

	2006	2005
	(in thousands)
Non-performing commercial loans with allowance for losses	$—	$15,058
Non-performing commercial loans with no allowance for losses	—	—
Allowance for losses, end of year	—	(435)

Net carrying value of non-performing commercial loans	$—	$14,623

Non-performing commercial loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans’ expected future cash flows equals or exceeds the recorded investment. The average recorded investment in non-performing loans before allowance for losses was $7,529 thousand and $62,934 thousand for the twelve months ended December 31, 2006 and 2005, respectively, $55,405 thousand for the nine months ended December 31, 2004, and

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

zero for the three months ended March 31, 2004. Net investment income recognized on these loans totaled zero and $1,547 thousand for the twelve months ended December 31, 2006 and 2005, respectively, $9,497 thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004.

Other Long-term Investments

“Other long-term investments” are comprised as follows at December 31:

	2006	2005
	(in thousands)
Joint ventures and limited partnerships:
Real estate related	$24,965	$31,314
Non real estate related	26,018	14,754

Total joint ventures and limited partnerships	50,983	46,068

Real estate held through direct ownership	71,174	172,696
Derivatives and other	(18,689)	(74,242)

Total other long-term investments	$103,468	$144,522

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Equity Method Investments

Summarized combined financial information for significant joint ventures and limited partnership interests accounted for under the equity method is as follows:

	At December 31,
	2006	2005
	(in thousands)
STATEMENTS OF FINANCIAL POSITION
Investments in real estate	$88,495	$87,947
Investments in securities	128,696	—
Cash and cash equivalents	19,362	5,650
Other assets	5,390	4,318

Total assets	$241,943	$97,915

Borrowed funds-third party	$73,500	$62,803
Other liabilities	5,705	4,293

Total liabilities	79,205	67,096
Partners’ capital	162,738	30,819

Total liabilities and partners’ capital	$241,943	$97,915

Equity in partners’ capital included above	$39,486	$24,409
Equity in limited partnership interests not included above	1,828	11,169

Carrying value	$41,314	$35,578

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
STATEMENTS OF OPERATIONS
Income from real estate investments	$46,120	$42,815	$29,961	$—
Income from securities investments	6,421	—	—
Interest expense-third party	(5,116)	(4,602)	(3,831)	—
Management fees/Salary expense	(4,347)	—	—
Other expenses	(36,934)	(32,205)	(24,869)	—

Net earnings	$6,144	$6,008	$1,261	$

Equity in net earnings included above	3,806	4,758	999
Equity in net earnings of limited partnership interests not included above	15,013	906	(231)	—

Total equity in net earnings	$18,819	$5,664	$768	$—

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Net Investment Income

Net investment income for the years ended December 31, was from the following sources:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Fixed maturities, available for sale	$135,307	$69,345	$20,660	$50
Equity securities, available for sale	5,799	786	389	—
Trading account assets	641,210	563,482	352,133	—
Commercial loans	222,201	242,851	191,600	—
Short-term investments and cash equivalents	3,802	3,092	165	—
Other investment income	33,534	22,397	25,853	—

Gross investment income	1,041,853	901,953	590,800	50
Less investment expenses	(63,503)	(53,903)	(19,920)	—

Net investment income	$978,350	$848,050	$570,880	$50

Carrying value for non-income producing assets included in fixed maturities and commercial loans totaled $45 thousand and $127 thousand as of December 31, 2006 and 2005, respectively. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2006.

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Fixed maturities	$(9,232)	$(10,287)	$1,414	$—
Equity securities	(5,568)	(567)	(620)	—
Commercial loans	(13,449)	(20,442)	(32,645)	—
Investment real estate	—	28	—	—
Derivatives	(20,975)	15,728	413	—
Other	(4,359)	(5,171)	9,747	—

Realized investment gains (losses), net	$(53,583)	$(20,711)	$(21,691)	$—

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities classified as “available for sale” and certain other long-term investments are included in the Statements of Financial Position as a component of “Accumulated other comprehensive income (loss).” Changes in these amounts include reclassification adjustments to exclude from “Other comprehensive income (loss)” those items that are included as part of “Net income” for a period that had been part of “Other comprehensive income (loss)” in earlier periods. The amounts for the years ended December 31, are as follows:

	Net Unrealized Gains (Losses) on Investments	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related To Net Unrealized Investment Gains (Losses)
Balance December 31, 2003 (Predecessor)	$140	$(49)	$91
Net investment gains (losses) on investments arising during the period	—	—	—

Balance March 31, 2004 (Predecessor)	140	(49)	91
Acquisition purchase accounting adjustments	(140)	49	(91)

Balance April 1, 2004 (Predecessor)	—	—	—
Net investment gains (losses) on investments arising during the period	4,898	(1,764)	3,134

Balance, December 31, 2004 (Successor)	4,898	(1,764)	3,134
Net investment gains (losses) on investments arising during the period	(23,571)	8,339	(15,232)

Balance, December 31, 2005 (Successor)	(18,673)	6,575	(12,098)
Net investment gains (losses) on investments arising during the period	35,644	(12,492)	23,152

Balance, December 31, 2006 (Successor)	$16,971	$(5,917)	$11,054

The table below presents unrealized gains (losses) on investments by asset class at December 31:

	Year ended December 31, 2006	Year ended December 31, 2005
	(in thousands)
Fixed maturities available for sale	$17,307	$(14,501)
Equity securities available for sale	(336)	(4,172)

Net unrealized gains on investments	$16,971	$(18,673)

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, at December 31:

	2006
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturities
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$23,172	$242	$5,521	$174	$28,693	$416
Obligations of U.S. states and their political subdivisions	2,180	14	—	—	2,180	14
Foreign government bonds	1,239	1	2,142	22	3,381	23
Corporate securities	411,396	4,346	484,345	14,910	895,741	19,256
Mortgage-backed securities	10,111	189	28,048	847	38,159	1,036

Total	$448,098	$4,792	$520,056	$15,953	$968,154	$20,745

	2005
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturities
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$10,632	$226	$14,579	$252	$25,211	$478
Foreign government bonds	5,796	87	—	—	5,796	87
Corporate securities	587,283	13,023	236,060	4,916	823,343	17,939
Mortgage-backed securities	66,864	1,460	4,803	305	71,667	1,765

Total	$670,575	$14,796	$255,442	$5,473	$926,017	$20,269

The gross unrealized losses at December 31, 2006 and 2005 are comprised of $19,994 thousand and $19,725 thousand related to investment grade securities and $750 thousand and $544 thousand related to below investment grade securities, respectively. At December 31, 2006, $79 thousand of the gross unrealized losses represented declines in value of greater than 20%, none of which had been in that position for twelve months or more, as compared to $158 at December 31, 2005 that represented declines in value of greater than 20%. At December 31, 2006, the $15,953 thousand of gross unrealized losses of twelve months or more were concentrated in the manufacturing, services and public utilities sectors. At December 31, 2005, the $5,473 thousand of gross unrealized losses of twelve months or more were concentrated in the finance, manufacturing, services and public utilities sectors. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2006 or 2005.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Duration of Gross Unrealized Loss Positions for Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, at December 31:

	2006
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Equity Securities, available for sale	$11,068	$50	$61,426	$704	$72,494	$754

	2005
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Equity Securities, available for sale	$22,816	$1,119	$53,878	$3,078	$76,694	$4,197

At December 31, 2006, zero of the gross unrealized losses represented declines of greater than 20%, all of which had been in that position for less than six months. At December 31, 2005, none of the gross unrealized losses represented declines of greater than 20%. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2006 or 2005.

Duration of Gross Unrealized Loss Positions for Cost Method Investments

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual cost method investments have been in a continuous unrealized loss position, at December 31:

	2006
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Cost method investments	$6,943	$1,662	$0	$0	$6,943	$1,662

	2005
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Cost method investments	$5,709	$397	$0	$0	$5,709	$397

The aggregate cost of the Company’s cost method investments included in “Other long-term investments” totaled $9,669 thousand and $10,490 thousand at December 31, 2006 and 2005, respectively. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2006 or 2005.

Consolidated Variable Interest Entities

In the normal course of its activities, the Company may enter into relationships with various special purpose entities and other entities that are deemed to be variable interest entities (“VIEs”), in accordance with FIN No. 46(R), “Consolidation of Variable Interest Entities.” A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. If the Company determines that it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns, the Company would be deemed to be the VIE’s “primary beneficiary” and would be required to consolidate the VIE.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

The Company is the primary beneficiary of one VIE in which the Company has invested, as part of its investment activities, but over which the Company does not exercise control. The table below reflects the carrying amount and balance sheet caption in which the assets of this consolidated VIE are reported. The liabilities of the consolidated VIE are included in “Other liabilities” and are also reflected in the table below. These liabilities primarily comprise obligations under debt instruments issued by the VIEs, which are non-recourse to the Company. The creditors of the consolidated VIE have recourse only to the assets of the VIE.

	At December 31,
	2006	2005
	(in thousands)
Other long-term investments	$61,274	$61,996
Cash and cash equivalents	3,844	2,414
Other assets	3,572	3,390

Total assets of consolidated VIEs	$68,690	$67,800

Total liabilities of consolidated VIEs	$42,741	$42,810

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase and futures contracts. At December 31, the carrying value of investments pledged to third parties as reported in the Consolidated Statements of Financial Position included the following:

	2006	2005
	(in thousands)
Fixed maturities available for sale	$109,243	$85,554
Trading account assets supporting insurance liabilities	257,281	344,482

Total securities pledged	$366,524	$430,036

Assets of $6,156 thousand and $6,243 thousand at December 31, 2006 and 2005, respectively, were on deposit with governmental authorities or trustees.

6. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Balance, beginning of period	$34,834	$13,705	$—	$—
Capitalization of commissions, sales and issue expenses	27,892	23,266	14,250	—
Amortization	(2,326)	(2,137)	(545)	—

Balance, end of year	$60,400	$34,834	$13,705	$—

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

7. VALUATION OF BUSINESS ACQUIRED, GOODWILL AND OTHER INTANGIBLES

Valuation of Business Acquired

The balance of and changes in VOBA as of and for the year ended December 31, are as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Balance, beginning of period	$301,638	$327,301	—	$—
Acquisitions	—	—	$342,636	—
Amortization (1)	(28,720)	(49,961)	(34,684)	—
Interest (2)	22,849	24,298	19,349	—

Balance, end of year	$295,767	$301,638	$327,301	$—

(1)	The weighted average remaining expected life for VOBA amortization is approximately 19 years.
(2)	The interest accrual rate was 7.8%.

The following table provides estimated future amortization, net of interest, for the periods indicated.

VOBA Amortization
(in thousands)
2007	$406
2008	184
2009	831
2010	1,460
2011	1,502
2012 and thereafter	291,384

Total	$295,767

Goodwill

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. Goodwill resulting from the acquisition of CIGNA’s retirement business amounted to $424,427 thousand. For tax purposes, the transaction was accounted for as a purchase of assets and did not result in the recognition of any nondeductible assets.

The changes in the book value of goodwill are as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Balance, beginning of period	$424,427	$424,427	$—	$—
Acquisitions	—	—	424,427	—

Balance, end of year	$424,427	$424,427	$424,427	$—

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As a result of the December 31, 2006, 2005, and 2004 impairment tests, the Company determined that no adjustments for impairments were required.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Other Intangibles

At December 31, 2006, the gross carrying amount and accumulated amortization for the Company’s other intangibles amounted to $13,980 thousand and $10,710 thousand, respectively, and at December 31, 2005, $13,980 thousand and $7,987 thousand, respectively. Other intangibles primarily relate to technology and leasehold improvements associated with the acquisition of the CIGNA businesses. Amortization expense for other intangibles was $2,723 thousand and $3,652 thousand for the years ended December 31, 2006 and 2005 respectively, $4,335 thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004. Amortization expense for the other intangibles currently owned by the Company is expected to be approximately $2,004 thousand in 2007, $1,013 thousand in 2008, $253 thousand in 2009 and $0 thereafter.

8. POLICYHOLDERS’ LIABILITIES

Future Policy Benefits

Future policy benefits for group annuities and supplementary contracts are equal to the aggregate of the present value of expected future benefit payments. Assumptions as to mortality are based on a modification of standard industry tables. The interest rates used in the determination of the aggregate reserves range from 3.1% to 10.0%; less than 1% of the reserves are based on an interest rate in excess of 8%.

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits is determined to be insufficient to provide for expected future policy benefits and maintenance expenses. No premium deficiency reserves have been recorded.

Policyholders’ Account Balances

Policyholders’ account balances at December 31 are as follows:

	2006	2005
	(in thousands)
Group annuities	16,648,876	16,326,612
Guaranteed investment contracts and guaranteed interest accounts	329,967	522,988

Policyholders’ account balances	$16,978,843	$16,849,600

Policyholders’ account balances represent an accumulation of account deposits plus allocated interest less withdrawals, expenses and mortality charges, if applicable. Additional liabilities are held if the contractual fund balance exceeds the experience accumulation and, if applicable, present value reserves based on guaranteed benefits based on contractual or company assumptions. The interest rates used in the determination of the policyholders’ account balances range from 3.2% to 9.1%; less than 1% of policyholders’ account balances have allocated interest rates in excess of 8%.

9. VARIABLE PAYOUT ANNUITIES

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The assets supporting the variable portion of traditional variable annuities are carried at fair value and reported as “Separate account assets” with an equivalent amount reported as “Separate account liabilities.” Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in “Policy charges and fee income.” For the years ended December 31, 2006 and 2005, the nine months ended December 31, 2004, and the three months ended March 31, 2004 there were no gains or losses on transfers of assets from the general account to a separate account.

Account balances of variable annuity contracts with guarantees invested in separate account investment options were $43 million and $47 million as of December 31, 2006 and 2005, respectively. These separate accounts were primarily invested in equity funds.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

10. REINSURANCE

Concurrent with the acquisition of the retirement business of CIGNA, the Company entered into certain reinsurance arrangements with CIGNA to effect the transfer of the business. The reinsurance arrangements between the Company and CIGNA included coinsurance-with-assumption, modified-coinsurance-with-assumption, indemnity coinsurance, and modified-coinsurance-without-assumption. The Company has established a trust account for the benefit of CIGNA to secure its obligations to CIGNA under the coinsurance-with-assumption and indemnity coinsurance agreements.

The coinsurance-with-assumption arrangement applied to the acquired general account defined contribution and defined benefit plan contracts. Concurrent with the acquisition, CIGNA Life assumed from CIGNA all of the insurance liabilities associated with these contracts, totaling $15.9 billion, and received from CIGNA the related investments. The Company has substantially completed the process of requesting customers to agree to substitute the Company for CIGNA in their respective contracts.

The modified-coinsurance-with-assumption arrangements applied to the majority of separate account contracts and the general account defined benefit guaranteed-cost contracts acquired. Under the modified coinsurance arrangement associated with the separate account contracts, CIGNA retained the separate account and other assets as well as the related separate account and other liabilities until the agreed upon dates of asset transfer but, beginning on the date of acquisition, ceded all of the net profits or losses and related net cash flows associated with the contracts to the Company. At the date of acquisition, the statement of financial position for the Company included a reinsurance receivable of $32.4 billion and reinsurance payable of $32.4 billion established under these modified coinsurance arrangements and reflected in “Reinsurance recoverables” and “Reinsurance payables,” respectively. During 2005, the Company received from CIGNA the separate account assets and concurrently assumed the associated separate account liabilities, which are primarily included in “Separate account assets” and “Separate account liabilities,” respectively, in the Company’s Statement of Financial Position. The Company has substantially completed the process of requesting customers to agree to substitute the Company for CIGNA in their respective contracts.

The modified-coinsurance-with-assumption arrangement associated with the general account defined benefit guaranteed-cost contracts was similar to the arrangement associated with the separate account contracts; however, beginning two years after the acquisition, the Company had the right to commute this modified coinsurance arrangement in exchange for cash consideration from CIGNA, at which time the Company would no longer have a related liability or recoverable and the defined benefit guaranteed cost contracts would remain with CIGNA. At the date of acquisition, the statement of financial position for the Company included a reinsurance receivable of $1.8 billion and a reinsurance payable of $1.8 billion under the modified coinsurance arrangement, which were reflected in “Reinsurance recoverables” and “Reinsurance payables,” respectively. The net profits earned by the Company during the two-year period that the modified coinsurance arrangement was in effect are included in “Other Income.” Effective April 1, 2006, the Company reached an agreement with CIGNA to convert the modified-coinsurance-with-assumption arrangement to an indemnity coinsurance arrangement, effectively retaining the economics of the defined benefit guaranteed-cost contracts for the life of the block of business. Upon conversion, the Company extinguished its reinsurance receivable and reinsurance payable with CIGNA related to the modified-coinsurance-with assumption arrangement. Concurrently, the Company assumed $1.7 billion of liabilities from CIGNA under the indemnity coinsurance arrangement and received the related assets.

The modified-coinsurance-without-assumption arrangement applies to the remaining separate account contracts acquired and is similar to the modified coinsurance arrangement associated with the separate account contracts described above; however, CIGNA will retain the separate account and other assets and the related liabilities while ceding the net profits or losses and the associated net cash flows to the Company for the remaining lives of the contracts. At the date of acquisition, PRIAC established a reinsurance receivable of approximately $1.0 billion and a reinsurance payable of approximately $1.0 billion for this modified coinsurance arrangement, which are reflected in “Reinsurance recoverables” and “Reinsurance payables,” respectively.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Reinsurance amounts included in the Statements of Operations for the years ended December 31, were as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Direct premiums	$245	$4,099	$2,491	$36
Reinsurance ceded	—	(22)	—	—

Premiums	$245	$4,077	$2,491	$36

11. STOCK-BASED COMPENSATION

In 2006 and prior, Prudential Financial issued stock-based compensation including stock options.

Employee Stock Options

Effective January 1, 2006, Prudential Financial adopted SFAS No. 123(R) “Share-Based Payment,” which replaces SFAS No. 123. Under this method, compensation costs of awards to employees, such as stock options, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prudential Financial had previously adopted the fair value recognition provisions of SFAS No. 123 prospectively for all new awards granted to employees on or after January 1, 2003. Prior to January 1, 2003, Prudential Financial accounted for employee stock options using the intrinsic value method of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under this method, neither Prudential Financial nor the Company recognized any stock-based compensation expense for employee stock options as all options granted had an exercise price equal to the market value of the underlying Common Stock on the date of grant. The results of operations of the Company include allocated costs of $1,890 thousand and $1,531 thousand for the years ended December 31, 2006 and 2005, respectively, and costs of $1,171 thousand for the nine months ended December 31, 2004 associated with employee stock options.

For the three months ended March 31, 2004 the Company did not incur any costs associated with employee stock options issued by CIGNA Corporation.

12. EMPLOYEE BENEFIT PLANS

On April 1, 2004, employees of the retirement business of CIGNA Corporation transitioned to the benefit plans of Prudential Insurance, the Company’s parent. These employees are covered by funded non-contributory defined benefit pension plans of Prudential Insurance. Prudential Insurance also has several non-funded non-contributory defined benefit plans covering certain executives. Benefits for transitioned former CIGNA employees are based on a notional account balance that takes into consideration age, service and salary during their careers.

Prudential Insurance’s funding policy is to contribute annually an amount necessary to satisfy the Internal Revenue Code contribution guidelines, but no contributions have been required in recent years.

The Company has no legal obligation for benefits under these plans.

Substantially all of the Prudential Insurance’s employees may become eligible to receive postretirement benefits under Prudential Insurance plans if they retire after age 55 with at least 10 years of service. These benefits are funded as considered necessary.

The Company’s share of net expense for the pension plans was $7,429 thousand and $5,232 thousand for the years ended 2006 and 2005, respectively, $4,676 thousand for the nine months ended December 31, 2004, and $0 for the three months ended March 31, 2004. The net expense for the pension plans for the periods ended December 31, 2006, 2005 and 2004 were based upon an allocation from Prudential Insurance. There was no allocation from CIGNA for the Company for the three months ended March 31, 2004.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

The Company’s allocated share of net expense for other postretirement benefit plans was $761 thousand and $544 thousand for the years ended December 31, 2006 and 2005, respectively, $535 thousand for the nine months ended December 31, 2004, and $0 for the three months ended March 31, 2004.

Prudential Insurance also sponsors voluntary savings plans for these employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged the Company for the matching contribution to the plans was $2,569 thousand and $2,548 thousand for the years ended December 31, 2006 and 2005, respectively, $1,965 thousand for the nine months ended December 31, 2004, and $0 for the three months ended March 31, 2004.

13. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, were as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Current tax expense (benefit)
U.S.	$(9)	$(26,514)	$21,803	$8
State and local	335	—	1,058	—
Foreign	560	914	—	—

Total	886	(25,600)	22,861	8

Deferred tax expense (benefit)
U.S.	23,177	31,232	365	—
State and local	—	—	—	—
Foreign	—	—	—	—
Total	23,177	31,232	365	—

Total income tax expense	$24,063	$5,632	$23,226	$8

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

The Company’s actual income tax expense for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Expected federal income tax expense	$67,756	$30,133	$22,706	$15
Non-taxable investment income	(31,763)	(20,056)	(177)	—
State and local taxes	217	—	688	—
Foreign tax credit	(8,186)	(4,435)	—	—
Other	(3,961)	(10)	9	(7)

Total income tax expense	$24,063	$5,632	$23,226	$8

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

	2006	2005
	(in thousands)
Deferred tax assets
Insurance reserves	$381,656	$418,955
Net operating and capital loss carryforwards	52,251	45,574
Net unrealized investment losses	—	6,536
Foreign tax credits credits	19,398	6,331
Other	35,272	69,945

Deferred tax assets before valuation allowance	488,577	547,341
Valuation allowance	—	—

Deferred tax assets after valuation allowance	488,577	547,341

Deferred tax liabilities
Investments	135,551	291,665
Net unrealized investment gains	5,933	—
Deferred policy acquisition costs and other intangibles	128,185	38,762
Other	83,390	11,900

Deferred tax liabilities	353,059	342,327

Net deferred tax asset	$135,518	$205,014

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax asset after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of the deferred tax asset that is realizable. At December 31, 2006 and 2005, respectively, the Company had federal net operating and capital loss carryforwards of $149 million and $130 million, which expire between 2010 and 2021.

The amount of income taxes the Company pays is subject to ongoing audits in various jurisdictions. The Company reserves for its best estimate of potential payments/settlements to be made to the Internal Revenue Service (the “Service”), and other taxing jurisdictions for audits ongoing or not yet commenced. In January 2007, the Service began an examination of tax years 2004 through 2006.

The Company’s liability for income taxes includes management’s best estimate of potential payments and settlements for audit periods still subject to review by the Internal Revenue Service or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

For tax year 2007, the Company’s Parent has chosen to participate in the Service’s new Compliance Assurance Program (the “CAP”). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

2007 tax year in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management’s expectation this new program will significantly shorten the time period between when the Company files its federal income tax return and when the Service completes its examination of the return.

14. STOCKHOLDER’S EQUITY

Dividend and Return of Capital Restrictions

Without prior approval of its domiciliary commissioner, dividends, which include return of capital, to shareholders are limited by the laws of the Company’s state of domicile, Connecticut. The State of Connecticut restricts dividend payments to the greater of 10% of the prior year’s surplus or net gain from operations from the prior year. However, pursuant to an order of the Insurance Commissioner of the State of Connecticut (the “Commissioner”) approving the purchase of the Company by Prudential Insurance, no dividend can be paid during the period of two years from the date of acquisition without the prior approval of the Commissioner. Therefore, a dividend could not be paid through the first quarter of 2006 without prior approval. Within the limitations above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders.

Statutory Net Income and Surplus

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Connecticut Insurance Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Statutory net income of the Company amounted to $225 million and $204 million for the years ended December 31, 2006 and 2005, respectively, $122 million for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004. Statutory capital and surplus of the Company amounted to $1,041 million and $989 million at December 31, 2006 and 2005, respectively.

15. RELATED PARTY TRANSACTIONS

Service Agreements – Services Received

The Company has a service agreement with Prudential Insurance, approved July 30, 2004 by the State of Connecticut Department of Insurance (“CT DOI”) under which Prudential Insurance provides general and administrative services to the Company. The related charges to the Company were $296,737 thousand and $256,023 thousand for the years ended December 31, 2006 and 2005 respectively, $191,498 thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004, and are recorded as part of “Total General and Administrative Expenses”. As of December 31, 2006 and 2005 the outstanding balances due to Prudential Insurance were $30,560 thousand and $43,770 thousand, respectively.

Under a separate agreement approved August 6, 2004 by the CT DOI, the Company receives cash management services from Prudential Insurance. The related charges to the Company were $444 thousand and $104 thousand for the years ended December 31, 2006 and 2005 respectively, $83 thousand for the nine months ended December 31, 2004 and zero for the three months ended March 31, 2004. As of December 31, 2006 and 2005 the outstanding balances due to Prudential Insurance were $37 thousand and $8 thousand, respectively.

The Company has an investment management agreement with Prudential Investment Management, Inc. (“PIM”) approved August 6, 2004 by the CT DOI. PIM provides investment management services to the Company for general and separate account assets. The related charges to the Company were $45,042 thousand and $47,299 thousand for the years ended December 31, 2006 and 2005 respectively, $38,845 thousand for the nine months ended December 31, 2004 and zero for the three months ended March 31, 2004. As of December 31, 2006 and 2005 the outstanding balances due to PIM were $6,900 thousand and $15,956 thousand, respectively.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Prudential Global Funding, Inc., an indirect, wholly owned consolidated subsidiary of Prudential Insurance enters into derivative contracts with Prudential Financial and certain of its subsidiaries including the Company. Related party derivative assets were zero at both December 31, 2006 and 2005. Affiliated derivative liabilities were $18,605 thousand and $74,318 thousand at December 31, 2006 and 2005, respectively.

The Company’s related party payables and receivables are generally settled monthly.

Line of Credit

The Company has a line of credit from Prudential Funding, LLC dated April 1, 2004 under which the Company may borrow up to $500 million to finance working capital needs. The interest rate is based on Prudential Funding, LLC’s cost of funds, plus expenses, at the time of the borrowing.

The outstanding balance was zero at both December 31, 2006 and 2005, respectively.

Interest expense related to borrowings under this line of credit were zero and $241 thousand for the years ended December 31, 2006 and 2005 respectively, $900 thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004. The interest expense for the years ended December 31, 2005 and 2004 reflects a weighted average yield of 2.48% and 1.72%, respectively.

Notes Receivable from Affiliate

On October 24, 2005, the Company loaned $25,000 thousand to an affiliate. This loan has an interest rate of 5.04% and matures on October 24, 2010. The total interest receivable was $56 thousand and $234 thousand at December 31, 2006 and 2005, respectively. The total interest earned by the Company was $1,260 thousand and $234 thousand for the years ended December 31, 2006 and 2005 respectively.

On September 15, 2006, the Company loaned $45,700 thousand to its parent. This loan has an interest rate of 6.39% and matures on January 15, 2012. The total interest receivable was $129 thousand at December 31, 2006. The total interest earned by the Company was $891 thousand for the year ended December 31, 2006.

Leases

The Company occupies leased office space in many locations under various long-term leases entered into by its parent. Rental expense allocated to the Company by its parent was $10,709 thousand and $9,786 thousand for the years ended December 31, 2006 and 2005, respectively and $7,050 thousand for the nine months ended December 31, 2004. The Company was not allocated any expense for the three months ended March 31, 2004.

Separate Account Assets and Liabilities

Included in the Company’s Separate Account Asset and Liability balances are funds of the Company’s parent of $164 million and $133 million as of December 31, 2006 and 2005, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. These fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the fair values. The methods and assumptions discussed below were used in calculating the fair values of the instruments. See Note 2 for a discussion of derivative instruments.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Commercial Loans

The fair value of commercial loans is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for similar quality loans.

Notes Receivable – Affiliated

The fair value of affiliated notes is determined by using a discounted cash flow model, which relies upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions and takes into account, among other things, the credit quality of the issuer and the reduced liquidity associated with private placements

Investment Contracts

For guaranteed investment contracts, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For other deposit liabilities, carrying value approximates fair value. Investment contracts are reflected within “Policyholders’ account balances.”

The carrying amount approximates or equals fair value for the following instruments: fixed maturities classified as available for sale, trading account assets supporting insurance liabilities, equity securities, short-term investments, cash and cash equivalents, separate account assets and liabilities, securities sold under agreements to repurchase, and cash collateral for loaned securities. The following table discloses the Company’s financial instruments where the carrying amounts and fair values differ at December 31,

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Commercial loans	$3,876,702	$3,826,579	$3,990,885	$3,908,575
Notes receivable - affiliated	70,526	71,903	25,000	24,701
Investment contracts	16,978,843	16,716,150	16,849,600	16,537,892

17. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be specifically attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Exchange-traded futures are used by the Company to reduce market risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of designated classes of securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commissions merchants who are members of a trading exchange.

Futures typically are used to hedge duration mismatches between assets and liabilities. Futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Currency derivatives, including currency swaps, are used by the Company to reduce market risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company’s investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With single name credit default derivatives, this premium or credit spread generally corresponds to the difference between the yield on the referenced name’s public fixed maturity cash instruments and swap rates, at the time the agreement is executed. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then we are obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, in limited instances we have purchased credit protection using credit derivatives in order to hedge specific credit exposures in our investment portfolio.

Embedded Derivatives

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through “Realized investment gains (losses), net,” based upon the change in value of the underlying portfolio.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company’s over-the-counter derivative transactions is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date. Because exchange-traded futures and options are effected through regulated exchanges, and positions are settled on a daily basis, the Company has reduced exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company enters into over-the-counter derivative transactions with creditworthy counterparties pursuant to master agreements that provide for a netting of payments and receipts with a single counterparty. Substantially all of the Company’s over-the-counter derivative contracts are transacted with an affiliate.

18. COMMITMENTS AND GUARANTEES, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Commitments and Guarantees

The Company has various commitments related to its investment activities, some of which are contingent upon events or circumstances not under the Company’s control, including those at the discretion of the Company’s counterparty. These commitments amounted to $121 million at December 31, 2006 principally reflecting commitments to purchase or fund fixed maturity investments and commercial mortgage loans.

The Company is also subject to other financial guarantees and indemnity arrangements. The Company has provided indemnities and guarantees related to investments and other transactions that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are typically subject to various time

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential obligation is subject to contractual limitations, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees. At December 31, 2006, the Company has no accrued liability balances associated with all other financial guarantees and indemnity arrangements.

Contingent Liabilities

On an ongoing basis, the Company’s internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.

Litigation and Regulatory Matters

The Company may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business. Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.

19. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

In October 2007, the Company filed an action in the United States District Court for the Southern District of New York, Prudential Retirement Insurance & Annuity Co. v. State Street Global Advisors, in the Company’s fiduciary capacity and on behalf of certain defined benefit and defined contribution plan clients of the Company, against an unaffiliated asset manager, State Street Global Advisors (“SSgA”) and SSgA’s affiliate, State Street Bank and Trust Company (“State Street”). This action seeks, among other relief, restitution of certain losses attributable to certain investment funds sold by SSgA as to which the Company believes SSgA employed investment strategies and practices that were misrepresented by SSgA and failed to exercise the standard care of a prudent investment manager. The company also intends to vigorously pursue any other available remedies against SSgA and State Street in respect of this matter. Given the unusual circumstances surrounding the management of these SSgA funds and in order to protect the interests of the affected plans and their participants while the Company pursues these remedies, the Company is also implementing a process under which affected plan clients that authorize the Company to proceed on their behalf will receive payments from funds provided by the Company for the losses referred to above. In September of 2007, the Company recorded an expense, included in income from continuing operations before income taxes, of $80,808 thousand, reflecting these payments to plan clients and certain related costs.

PricewaterhouseCoopers LLP 100 Pearl Street Hartford CT 06103-3598 Telephone (860) 241 7000 Facsimile (860) 241 7590 www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Prudential Retirement Insurance and Annuity Company:

In our opinion, the accompanying statements of financial position and the related statements of operations, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Prudential Retirement Insurance and Annuity Company (the Company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006 and December 31, 2005, the nine months ended December 31, 2004 and the three months ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

April 13, 2007

PART C

OTHER INFORMATION

ITEM 24.	FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

(1)	Statements of Prudential Retirement Insurance and Annuity Company (Depositor) consisting of the Statements of Financial Position as of December 31, 2006 and 2005; and the related Statements of Operations, Changes in Stockholder’s Equity and Cash Flows for the years ended December 31, 2006, 2005 and the nine months ended December 31, 2004 and the three months ended March 31, 2004; and the Notes to the Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement). Statements for the year ended 2004 are bifurcated to reflect the acquisition of the Depositor. The Depositor was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Depositor was acquired by The Prudential Insurance Company of America, a New Jersey corporation. (Note 1)

(b)	EXHIBITS

(1)	Resolution of the Board of Directors of Prudential Retirement Insurance and Annuity Company authorizing establishment of the PRIAC Variable Contract Account A. (Note 2, Exhibit 1)

(2)	N/A

(3)	Distribution Agreement between Prudential Investment Management Services, Inc. (Underwriter) and Prudential Retirement Insurance and Annuity Company (Depositor). (Note 2, Exhibit 3)

(4)	(a) Form of the Variable Annuity Contract (Note 2, Exhibit 4(a))

(b) Form of Active Life Certificate (Note 1)

(c) Form of Active Life Certificate (Note 1)

(5)	Application form for the Contract (Note 2, Exhibit 5)

(6)	(a) Articles of Incorporation of Prudential Retirement Insurance and Annuity Company, as amended March 31, 2004. (Note 2, Exhibit 6(a))

(b) By-laws of Prudential Retirement Insurance and Annuity Company, as amended July 23, 2004. (Note 2, Exhibit 6(b))

(7)	Contract of reinsurance in connection with variable annuity contract. (Note 2, Exhibit 7)

(8)	Other material contracts performed in whole or in part after the date the registration statement is filed:

(a)	Fund Participation Agreement (AST). (Note 1)

(b)	Trust Agreement (Note 1)

(9)	Opinion of Counsel as to legality of the securities being registered. (Note 1)

(10)	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (Note 1)

(11)	N/A

(12)	N/A

(13)	Powers of Attorney for Christine C. Marcks, Scott G. Sleyster, John T. Fleurant, David J. Castellani, James J. Mallozzi, John J. Kalamarides, Kevin M. Lalor and James M. O’Connor. (Note 1)

(Note 1)	Filed herewith.
(Note 2)	Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement No. 333-139334 filed April 25, 2007 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.

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ITEM 25.	DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and major officers of Prudential Retirement Insurance and Annuity Company are listed below:

Name and Principal Business Address	Position and Offices with Depositor
Christine C. Marcks 280 Trumbull Street Hartford, CT 06103-3509	Chairman, President and Director

Scott G. Sleyster 2 Gateway Center Newark, NJ 07102-5005	Executive Vice President and Director

David J. Castellani 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President and Director

John T. Fleurant 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President, Chief Financial Officer, Controller and Director

James J. Mallozzi 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President and Director

Bernard J. Jacob 751 Broad Street Newark, NJ 07102-3714	Treasurer

James M. O’Connor 200 Wood Avenue South Iselin, NJ 08830-2706	Senior Vice President, Chief Actuary and Director

John J. Kalamarides 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President and Director

Kevin M. Lalor 200 Wood Avenue South Iselin, NJ 08830-2706	Vice President and Director

Stephen E. Wieler 200 Wood Avenue South Iselin, NJ 08830-2706	Secretary

ITEM 26.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT –

Prudential Retirement Insurance and Annuity Company (“PRIAC”), a corporation organized under the laws of Connecticut, is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a stock life insurance company organized under the laws of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (PFI), a New Jersey insurance holding company.

PRIAC may be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: PRIAC Variable Contract Account A, CIGNA Variable Annuity Separate Account I.

In addition, PRIAC and the Registrant may be deemed to be under common control with other insurers that are direct or indirect subsidiaries of PFI and their separate accounts.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, filed February 28, 2007, the text of which is hereby incorporated by reference.

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ITEM 27.	NUMBER OF CONTRACT OWNERS

As of November 13, 2007, there were 0 owners of qualified contracts and 0 owners of non-qualified contracts offered by the Registrant.

ITEM 28.	INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Connecticut, being the state of organization of Prudential Retirement Insurance and Annuity Company (“PRIAC”), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Connecticut law permitting indemnification can be found in Section 33-771 of the Connecticut General Statutes Annotated. The text of PRIAC’s By-law, Article IX, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 6(b).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29.	PRINCIPAL UNDERWRITERS

(a)	Prudential Investment Management Services LLC (PIMS)

PIMS is distributor for Cash Accumulation Trust, Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Dryden California Municipal Fund, Jennison Blend Fund, Inc., Dryden Global Total Return Fund, Inc., Dryden Government Income Fund, Inc., Dryden Government Securities Trust, Dryden High Yield Fund, Inc., Dryden Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., MoneyMart Assets, Inc., Dryden Municipal Bond Fund, Dryden National Municipals Fund, Inc., Jennison Natural Resources Fund, Inc., Dryden Global Real Estate Fund, Jennison Sector Funds, Inc., Dryden Short-Term Corporate Bond Fund, Inc., Jennison Small Company Fund, Inc., Dryden Tax-Free Money Fund, Dryden Tax-Managed Funds, Dryden Small-Cap Core Equity Fund, Inc., Dryden Total Return Bond Fund, Inc., Jennison 20/20 Focus Fund, Jennison Mid-Cap Growth Fund, Inc., Jennison Value Fund, Prudential World Fund, Inc., Target Asset Allocation Funds, Strategic Partners Mutual Funds, Inc., Strategic Partners Opportunity Funds, Strategic Partners Style Specific Funds, The Prudential Investment Portfolios, Inc., The Target Portfolio Trust, The Prudential Series Fund and Advanced Series Trust.

PIMS is also distributor of the following other investment companies: Separate Accounts: Prudential’s Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract G1-2, The Prudential Discovery Premier Group Variable Contract Account, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account, the Prudential Qualified Individual Variable Contract Account and PRIAC Variable Contract Account A.

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(b)	Information concerning the officers and directors of PIMS is set forth below.

NAME (1)	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT
Robert F. Gunia	President	None

Mark R. Hastings	Senior Vice President & Chief Compliance Officer	None

David R. Odenath 751 Broad Street Newark, NJ 07102-3714	Executive Vice President	None

Christine C. Marcks 280 Trumbull Street Hartford, CT 06103-3509	Executive Vice President	None

Bernard B. Winograd	Executive Vice President	None

Edward P. Baird 290 W. Mount Pleasant Ave. Livingston, NJ 07039-2729	Executive Vice President	None

Mark I. Salvacion	Senior Vice President, Secretary and Chief Legal Officer	None

Michael J. McQuade	Senior Vice President, Asst. Treasurer, Comptroller and Chief Financial Officer	None

Peter J. Boland	Senior Vice President and Director of Operations	None

(1)	The address of each person named is Three Gateway Center, 14th Floor, 100 Mulberry Street, Newark, New Jersey 07102 unless otherwise noted.

(c)	Commissions received by PIMS during last fiscal year with respect to annuities issued through the registrant separate account.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Prudential Investment Management Services, LLC	$-0-	$-0-	$-0-	$-0-

ITEM 30.	LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31 (a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Prudential Retirement Insurance and Annuity Company, 280 Trumbull Street, Hartford, Connecticut 06103-3509 and The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102.

ITEM 31.	MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant—Not Applicable.

ITEM 32.	UNDERTAKINGS

(a)	Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

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(b)	Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)	Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e)	Prudential Retirement Insurance and Annuity Company hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Retirement Insurance and Annuity Company.

TEXAS ORP

The Registrant intends to offer Contracts to Participants in the Texas Optional Retirement Program. In connection with that offering, Rule 6c-7 of the Investment Company Act of 1940 is being relied upon and paragraphs (a)-(d) of that Rule will be complied with.

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SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Hartford and the State of Connecticut, on this 13th day of November 2007.

PRIAC VARIABLE CONTRACT ACCOUNT A
Registrant

By:	*/s/ Christine C. Marcks
PRESIDENT

By: PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY
(Depositor)

By:	*/s/ Christine C. Marcks
PRESIDENT

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE AND TITLE	Date: November 13, 2007

*/s/ Christine C. Marcks
CHRISTINE C. MARCKS
CHAIRMAN, PRESIDENT, AND DIRECTOR

*/s/ Scott G. Sleyster
SCOTT G. SLEYSTER
EXECUTIVE VICE PRESIDENT AND DIRECTOR

*/s/ John T. Fleurant
JOHN T. FLEURANT
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER, CONTROLLER, AND DIRECTOR

*/s/ David J. Castellani
DAVID J. CASTELLANI
SENIOR VICE PRESIDENT AND DIRECTOR

*/s/ James J. Mallozzi
JAMES J. MALLOZZI
SENIOR VICE PRESIDENT AND DIRECTOR

*/s/ James M. O’Connor
JAMES M. O’CONNOR
SENIOR VICE PRESIDENT, CHIEF ACTUARY, AND DIRECTOR

*/s/ John J. Kalamarides
JOHN J. KALAMARIDES
SENIOR VICE PRESIDENT AND DIRECTOR

*/s/ Kevin M. Lalor
KEVIN M. LALOR
VICE PRESIDENT AND DIRECTOR

By: /s/ John M. Ewing
JOHN M. EWING
(ATTORNEY-IN-FACT)

EXHIBIT INDEX

Exhibit No.	Description
1	Resolution adopted by Board of Directors of Prudential Retirement Insurance and Annuity Company on February 12, 2004 authorizing establishment of the PRIAC Variable Contract Account A. (Note 2, Exhibit 1)

3	Distribution Agreement. (Note 2, Exhibit 3)

4(a)	Form of the Variable Annuity Contract. (Note 2, Exhibit 4(a))

4(b)	Form of Active Life Certificate (Note 1)

4(c)	Form of Active Life Certificate (Note 1)

5	Application form for the Contract. (Note 2, Exhibit 5)

6(a)	Articles of Incorporation of Prudential Retirement Insurance and Annuity Company, as amended March 31, 2004. (Note 2, Exhibit 6(a))

6(b)	By-Laws of Prudential Retirement Insurance and Annuity Company, as amended July 23, 2004. (Note 2, Exhibit 6(b))

7	Contract of reinsurance in connection with variable annuity contract. (Note 2, Exhibit 7)

8(a)	Fund Participation Agreement between Prudential Retirement Insurance and Annuity Company & American Skandia Trust. (Note 1)

8(b)	Trust Agreement. (Note 1)

9	Consent and Opinion of John M. Ewing, Vice President and Corporate Counsel, Prudential Retirement Insurance and Annuity Company, as to the legality of the securities being registered. (Note 1)

10	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (Note 1)

13	Powers of Attorney for Christine C. Marcks, Scott G. Sleyster, David J. Castellani, John T. Fleurant, James J. Mallozzi, John J. Kalamarides, Kevin M. Lalor and James M. O’Connor. (Note 1)

(Note 1)	Filed herewith.
(Note 2)	Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement No. 333-139334 filed April 25, 2007 on behalf of the PRIAC VARIABLE CONTRACT ACCOUNT A.